FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2005

COMMISSION FILE NUMBER: 001-14568

IPSCO INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

P.O. BOX 1670, REGINA, SASKATCHEWAN, CANADA, S4P 3C7

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit #	Description

1	Management Proxy Circular, including Notice of Annual and Special Meeting of Shareholders, with respect to the April 28, 2005 Annual and Special Meeting of Shareholders.

2	Proxy card for the Annual and Special Meeting of April 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.
(Registrant)

Date: March 31, 2005

	By:	/s/ Leslie T. Lederer
Leslie T. Lederer
Vice President, General Counsel
and Corporate Secretary

IPSCO Inc.

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular

April 28, 2005

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The 2005 Annual and Special Meeting of Shareholders of IPSCO Inc. (the “Meeting”) will commence at 9:00 a.m. (local time), on Thursday, April 28, 2005 at the Turvey Centre at Armour Road in Regina, Saskatchewan, and will have the following purposes:

(a)           to receive the financial statements of IPSCO Inc. for the year ended December 31, 2004 and the auditor’s report thereon;

(b)           to elect the Board of Directors for 2005;

(c)           to appoint an auditor for 2005;

(d)           to approve certain amendments to the Incentive Share Option Plan attached to the Management Proxy Circular as Schedule “E”; and

(e)           to transact any other business properly before the meeting.

The Management Proxy Circular accompanying this Notice refers to the procedures to be used by shareholders who wish to appoint a proxy holder to attend and act at the meeting on their behalf. Shareholders wishing to deposit proxies must deposit the form of proxy, duly completed, at the office of Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 4:30 p.m., local time, on Tuesday, April 26, 2005.

If you are not able to be present in person, please complete and return the form of proxy accompanying this Notice in the enclosed envelope, postage prepaid, as soon as possible.

The Meeting will be webcast live at www.ipsco.com.  The recorded version of the Meeting will be available until the next Annual Meeting of Shareholders.

Shareholders with questions regarding items being voted on at the meeting may contact IPSCO Inc.’s transfer agent toll free in North America at 1-800-387-0825.

BY ORDER OF THE BOARD

/s/ Leslie Lederer
P.O. Box 1670, Regina, Saskatchewan, Canada S4P 3C7	Leslie Lederer
Tel (306) 924-7700	Vice President, General Counsel and
Fax (306) 924-7500	Corporate Secretary
www.ipsco.com	March 3, 2005

IPSCO INC.

MANAGEMENT PROXY CIRCULAR

(As at March 3, 2005)

SOLICITATION OF PROXIES

This Management Proxy Circular (or “Circular”) is furnished in connection with the solicitation by the management of IPSCO Inc. (“IPSCO” or the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the time and place and for the purpose set forth in the accompanying Notice of Meeting.  The cost of the solicitation will be borne by the Company.  At the Meeting, shareholders will act upon the matters outlined in the Notice of Meeting.  In addition, the Company’s management will report on the performance of the Company and respond to questions from shareholders.

APPOINTMENT, DELIVERY AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company.  A shareholder desiring to appoint some person to attend, act and vote for the shareholder at the Meeting other than the persons designated in the form of proxy may do so by striking out the names of the persons designated and inserting such other person’s name in the blank space provided in the form of proxy.  A person appointed as proxy need not be a shareholder.

Proxies must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 4:30 p.m., local time, on
Tuesday, the 26th day of April, 2005.

A shareholder who has given a proxy may revoke it by depositing a written notice of revocation signed by the shareholder or the shareholder’s attorney authorized in writing:

(a)           at the registered office of the Company, 1500 - 1874 Scarth Street, Regina, Saskatchewan S4P 4E9, at any time up to and including the close of business on the last business day preceding the day of the Meeting or an adjournment thereof, at which the proxy is to be used; or

(b)           with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof;

or in any other manner permitted by law, including by signing another form of proxy bearing a later date and depositing it at the above-mentioned office of Computershare Trust Company of Canada within the time stated above.

The person appointed as proxy, using the enclosed form of proxy, has discretionary authority and may vote the shares represented thereby as such person considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.  Management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Unless properly revoked, the shares represented by properly executed and returned proxies in favour of the persons designated in the enclosed form of proxy will be voted or not voted on any ballot that may be called for with respect to any matter referred to therein in accordance with the instructions made in the proxy.  In the absence of such instructions, shares will be voted in favour of each of the matters of business brought before the Meeting and identified in the Notice of Meeting.

Non-Registered Shareholders

Many shareholders (“Non-registered Shareholders”) do not hold their common shares of the Company (“Common Shares”) in their own name, but through a “nominee”, such as a trust company, securities broker or other financial institution.  The nominee is required to seek instructions from the Non-registered Shareholder as to how to vote such Common Shares.  For that reason, Non-registered Shareholders will have received this Circular from their respective nominees, together with a voting instruction form.  Each nominee has its own signing and return instructions, and Non-registered Shareholders should follow these instructions carefully to ensure their shares will be voted.

Since the Company does not have access to the names of its Non-registered Shareholders, the Company will have no record of a Non-registered Shareholder’s shareholdings or of his or her entitlement to vote, unless the nominee has appointed the Non-registered Shareholder as proxyholder.  Therefore, in order to vote in person at the Meeting, a Non-registered Shareholder should insert his or her own name in the space provided on the voting instruction form sent by the nominee, and then return the form to the nominee in the envelope provided.  By doing so, the Non-registered Shareholder is instructing the nominee to appoint such Non-registered Shareholder as proxyholder with the right to vote at the Meeting.  The voting section of the form should not be completed as the vote will be recorded at the meeting.  The Non-registered Shareholder may then attend the Meeting in person and vote his or her Common Shares.

A Non-registered Shareholder wishing to revoke a voting instruction form given to a nominee should contact the nominee to discuss if this is possible and, if so, the procedures to be followed.  Non-registered Shareholders should follow the instructions on the forms they receive and contact their nominees promptly if they need assistance.

REFERENCES TO “dollars,” “$” AND “US$” ARE TO UNITED STATES DOLLARS AND REFERENCES TO “CDN$” ARE TO CANADIAN DOLLARS.  ALL DOLLAR FIGURES CONTAINED IN THIS DOCUMENT ARE IN US$ UNLESS OTHERWISE STATED.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has outstanding 50,161,875 Common Shares as of March 3, 2005, without nominal or par value, each carrying the right to one vote at all meetings of the Company.  The Board of Directors has fixed the close of business on Tuesday, March 15, 2005, as the record date for the Meeting.  Shareholders of record on such date will be entitled to one vote at the Meeting for each Common Share held by them.  To the knowledge of the Board, no shareholder beneficially owns, or has control or direction over, more than 10% of the Common Shares of the Company other than Fidelity Investments through FMR Corp., which exercises control or direction over approximately 6,219,130 Common Shares, representing approximately 12.4% of the Common Shares.  Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2004 are included in the 2004 Annual Report mailed to shareholders with this Circular.  The 2004 Annual Report is also available on the Company’s website (www.ipsco.com) and will be filed on SEDAR at www.sedar.com.

Election of the Board of Directors

All of the members of the Board of Directors are elected annually.  The number of directors presently in office is 13 and the Board has again set the number of directors to be elected at 13.  The nominees proposed for election as directors of the Company are listed beginning on page 4.  All nominees are currently directors of the Company.

The Governance and Compliance Committee of the Board, acting under its mandate as the nominating committee, reviews annually the qualifications of the persons proposed for election and re-election to the Board and submits its recommendations to the full Board for consideration.  The persons proposed for nomination are, in the opinion of the Board, qualified to act as directors for the ensuing year.  All nominees have established their eligibility and willingness to serve as directors if elected.  Each director elected will hold office until the Company’s next annual meeting or until his or her successor is earlier elected or appointed.

The shares represented by the proxies in the form enclosed herewith will be voted for the election of nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditor

The Board recommends that Ernst & Young LLP be reappointed as auditor of the Company until the close of the next annual meeting and that the Audit Committee of the Board of Directors be authorized to fix their remuneration.  Ernst & Young LLP has served as the auditor of the Company since April 1991.  The appointment of auditor will be decided by a simple majority of votes cast by holders of Common Shares at the Meeting.

The persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditor of the Company until the next annual meeting of the Company at remuneration to be fixed by the Audit Committee of the Board of Directors.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the year ended December 31, 2004, and for the year ended December 31, 2003, are set out below:

	Fiscal 2004	Fiscal 2003
Audit Fees(1)	$762,000	$925,600
Audit-Related Fees(2)	$66,600	$83,500
Tax Fees(3)	$110,500	$381,900
All Other Fees	Nil	Nil

(1)These amounts relate to the audit of IPSCO’s annual financial statements and services normally provided by the principal auditor in connection with IPSCO’s statutory and regulatory filings.

(2)These amounts primarily relate to fees paid for assurance and related services primarily for the audit of IPSCO’s employee benefit plans, as well as IPSCO’s Sarbanes-Oxley Act Section 404 Compliance Project.

(3)Tax fees primarily relate to fees paid in connection with tax compliance services.

Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they so wish.  The representatives will also be given the opportunity to respond to appropriate questions.

Approval of Amendments to Incentive Share Option Plan

Amendments to the Corporation’s Incentive Share Option Plan for the consideration of shareholders are set forth at page 24 and at Exhibit “E” of this Management Proxy Circular.

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

The names of the proposed nominees, all positions and offices with the Company or any of its significant affiliates now held by them, their present principal occupation or employment and any other principal occupations and employments within the preceding five years, the period during which they have served as directors, the approximate number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, stock based-incentive awards in the form of options, performance units or a combination thereof and the number of deferred share units granted to each of them pursuant to the Deferred Share Unit Plan follow.

Michael A. Grandin
Calgary, Alberta, Canada
Director since 2003

Committees:          Audit Committee
Finance Committee

Common Shareholdings: Nil
Deferred Share Units(1): 2,967.294
Options: 5,000
Performance Units: 1,000

Michael Grandin, 60, is the Dean of the Haskayne School of Business at the University of Calgary. He also serves as Chairman and Chief Executive Officer and Director of Fording Canadian Coal Trust, an open-ended mutual fund trust, and its operating subsidiary Fording Inc. Prior to his appointment with Fording, Mr. Grandin was the President of PanCanadian Energy Corporation, an oil and gas company and former Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, an operating conglomerate concentrating on energy, transportation and hotels.

Mr. Grandin is also a director of Encana Corp. and BNS Split Corp.

Juanita H. Hinshaw
Chesterfield, Missouri, U.S.A.
Director since 2002

Committees:          Audit Committee
Finance Committee, Chair

Common Shareholdings: Nil
Deferred Share Units: 2,824.598
Options: 5,000
Performance Units: 1,600

Juanita Hinshaw, 60, is the Senior Vice President and Chief Financial Officer of Graybar Electric Company, Inc., an employee-owned distributor of electrical, telecommunications and data products. Prior to joining Graybar, Ms. Hinshaw served as the Vice President and Treasurer of Monsanto Company, an agricultural inputs manufacturer.

Ms. Hinshaw also serves as a director of Graybar Electric Company, Inc., Insituform Technologies, Inc. and The Williams Companies, Inc.

Burton M. Joyce South Pasadena, Florida, U.S.A. Director since 1993 Committees: GCC(2), Chair MRCC Common Shareholdings: 8,000 Deferred Share Units: 19,036.411 Options: 500 Performance Units: 1,600

Burton Joyce, 63, is the Chairman of the Board of Directors of IPSCO Inc. and the retired President, Chief Executive Officer and Director of Terra Industries Inc., a fertilizer and methanol manufacturer.

In addition to serving as a director of the Company, Mr. Joyce serves as a member of the board of directors of the Norfolk Southern Corporation and Terra Nitrogen Company, L.P.

Jack D. Michaels Muscatine, Iowa, U.S.A. Director since 2000 Committees: GCC MRCC, Chair Common Shareholdings: 700 Deferred Share Units: 14,211.382 Options: 500 Performance Units: 1,600

Jack Michaels, 67, is the Chairman, President and Chief Executive Officer of Snap-on Incorporated, a manufacturer and marketer of tools, diagnostics and equipment. Prior to his election, Mr. Michaels was Chairman, Chief Executive Officer and President of HNI Corporation, an office furniture and hearth products manufacturer.

Mr. Michaels also serves on the board of directors for HNI Corporation and Snap-on Incorporated.

Bernard M. Michel Canmore, Alberta, Canada Director since 1998 Committees: Finance Committee MRCC Common Shareholdings: 1,000 Deferred Share Units: 7,216.765 Options: 39,000 Performance Units: 1,600

Bernard Michel, 67, is the retired Chairman and Chief Executive Officer of Cameco Corporation, an uranium exploration, mining and conversion company and gold producer and provider of nuclear generated energy through Bruce Power Inc.

In addition to serving as a director of the Company, Mr. Michel also serves as Chairman of the board of directors for Bruce Power Inc.

Allan S. Olson Spruce Grove, Alberta, Canada Director since 1989 Committees: Audit Committee GCC Common Shareholdings: 69,000 Deferred Share Units: 5,804.445 Options: 500 Performance Units: 1,600

Allan Olson, 63, is President of First Industries Corporation, a privately-held business investment and management company. Prior to this position, he served as the President and Chief Executive Officer of Churchill Corporation, an industrial construction company.

Mr. Olson also serves on the board of directors for Brookfield Properties Corporation and Summit REIT, one of Canada’s largest real estate investment trusts.

Arthur R. Price Calgary, Alberta, Canada Director since 1979 Committees: Finance Committee MRCC Common Shareholdings: 3,425 Deferred Share Units: 8,215.377 Options: 4,500 Performance Units: 1,600

Arthur Price, 53, is the Chairman and Chief Executive Officer of Axia NetMedia Corporation, an IP network systems and media solutions company. Prior to joining Axia, Mr. Price served as the Chief Executive Officer of Husky Oil Ltd., an oil and gas pipeline owner and producer.

Richard G. Sim Dublin, Ireland Director since 1994 Committees: Audit Committee Finance Committee Common Shareholdings: Nil Deferred Share Units: 13,667.897 Options: 39,000 Performance Units: 1,600

Richard Sim, 60, is the retired Chairman, President and Chief Executive Officer of APW Ltd., an integrated electronic enclosure systems company. Prior to this Mr. Sim served as Chairman, President and Chief Executive Officer of Applied Power Inc., a manufacturer of hydraulic equipment which was renamed Actuant Corporation in 2000.

Mr. Sim also serves on the board of directors for Oshkosh Truck Corporation and acts as Chairman of Oshkosh’s Audit Committee.

David S. Sutherland Naperville, Illinois, U.S.A. Director since 2002 Common Shareholdings: 11,729 Deferred Share Units(3): Nil Options: 110,000 Restricted Shares: 89,164

Dave Sutherland, 55, is the President and Chief Executive Officer of IPSCO Inc.

Mr. Sutherland also holds directorships with the Steel Manufacturers Association, the American Iron & Steel Institute (Vice Chair), the Canadian Steel Producers Association (CSPA Vice Chair), the International Iron & Steel Institute and the C.D. Howe Institute. He is a member of the Canadian Council of Chief Executives and of the Council’s North American Security and Prosperity Initiative.

Roger E. Tetrault Punta Gordo, Florida, U.S.A. Director since 1999 Committees: Finance Committee MRCC Common Shareholdings: Nil Deferred Share Units: 8,962.021 Options: 3,000 Performance Units: 1,600

Roger E. Tetrault, 63, previously served as a member of the NASA Advisory Council, a council established to provide NASA with counsel and advice on NASA programs and issues, and the retired Chairman and Chief Executive Officer of McDermott International, Inc., a worldwide energy services company.

Mr. Tetrault also serves on the board of directors for Marine Mechanical Corp.

Gordon G. Thiessen, O.C. Ottawa, Ontario, Canada Director since 2001 Committees: GCC MRCC Common Shareholdings: 2,700 Deferred Share Units: 8,486.836 Options: 1,500 Performance Units: 1,600

Gordon Thiessen, 66, serves as the Chairman of the Canadian Public Accountability Board, a public agency established to oversee the auditors of public companies. Prior to joining the Canadian Public Accountability Board, he served as the Governor of the Bank of Canada.

Mr. Thiessen also serves on the board of directors for Manulife Financial Corporation and the Institute for Research on Public Policy.

D. Murray Wallace
London, Ontario, Canada
Director from 1974-1982 and 1987 to present

Committees:          Audit Committee, Chair
GCC

Common Shareholdings: 6,750
Deferred Share Units: 7,400.8470
Options: 4,500
Performance Units: 1,600

Murray Wallace, 58, is the Chairman of Park Street Capital Corporation. He also serves as the President of Axia NetMedia Corporation, an IP network systems and media solutions company.

Mr. Wallace also serves on the board of directors for Crown Life Insurance Co., Western Surety Ltd., and IPS Inc.

John B. Zaozirny, Q.C. Calgary, Alberta, Canada Director since 1987 Committees: Audit Committee GCC Common Shareholdings: 4,250 Deferred Share Units: 6,606.440 Options: 11,750 Performance Units: 1,600

John Zaozirny, 57, is counsel to McCarthy Tétrault LLP, barristers and solicitors. He also currently serves as: the Vice Chairman of Canaccord Capital Corp., an independent investment dealer; and is Governor of the Business Council of British Columbia. Mr. Zaozirny also served as the Minister of Energy for the Government of Alberta.

Mr. Zaozirny currently also serves on the board of directors for Acetex Inc., Pengrowth Energy Trust, Provident Energy Trust Canadian Oilsands Inc., Fording Inc., Computer Modelling Group Ltd., Matrikon Inc., Titanium Corporation, Canaccord Capital Inc., Terra Vest Income Fund, and Bankers Petroleum Ltd.

(1)For a further description of the Deferred Share Unit Plan see page 23.

(2) “GCC” refers to the Governance and Compliance Committee and “MRCC” refers to the Management Resources and Compensation Committee.

(3)Mr. Sutherland does not receive compensation for his services as director and he is not entitled to receive Deferred Shares Units.

DIRECTOR INDEPENDENCE

The Board makes a determination on the independence of a director when the Board approves director nominees for inclusion in this Circular.  Based on the results of questionnaires completed by each nominee and other information, the Board affirmatively determined that all nominees, other than Mr. Sutherland who is the President and Chief Executive Officer, have no material relationship with the Company and are independent.  A “material relationship” is a relationship, which could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment and includes an indirect material relationship.  In making its determination as to the independence of a nominee for director, the Board applies specific standards as are more fully described in the Statement of Corporate Governance Practices beginning on page 8 of this Circular.

On December 31, 2004, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or had control or direction of, less than one percent of the Company’s outstanding shares.  None of the proposed Directors is to be elected under any arrangement or understanding between the proposed Director and any other person or company.

CORPORATE BANKRUPTCIES

To the knowledge of the Company, the following proposed nominees for election as a director has, in the last 10 years, been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors:

(a)           Mr. M. Grandin was a director of Pegasus Gold Inc. (“Pegasus”) when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in January of 1998.  The United States Bankruptcy Court, District of Nevada confirmed the joint liquidating plan of reorganization filed by Pegasus in December of 1998 and Pegasus’ successor company emerged from bankruptcy in 1999;

(b)           Mr. R. Sim was a director of APW Ltd. (“APW”) when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in May of 2002.  In July of 2002 the noted bankruptcy court entered an order confirming APW’s plan of reorganization and APW’s successor corporation emerged from bankruptcy on July 31, 2002; and

(c)           Mr. R. Tetrault was a director of the Babcock & Wilcox Company (“B&W”) when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana in February of 2000.  In December of 2002 B&W filed a substantially complete consensual plan of reorganization and settlement agreement with the noted bankruptcy court, which was approved by shareholders and certain personal injury claimants in December of 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance.  The Board of Directors has reviewed the relevant Canadian securities statutes, regulations and policies, the corporate governance guidelines and requirements adopted by the Toronto Stock Exchange (the “TSX”), the listing requirements of the New York Stock Exchange (the “NYSE”), the provisions of the Sarbanes-Oxley Act of 2002 of the United States Congress (the “Sarbanes-Oxley Act”), and the rules promulgated by the U. S. Securities and Exchange Commission (the “SEC”) in response to that Act.  In addition, the Board of Directors has reviewed its governance performance in light of the corporate governance performance of leaders from other sectors.  Based upon this review, the Board believes that the Company meets all applicable corporate and securities law requirements and continues to be a leader in good corporate governance practices.

Director independence remains the cornerstone of the Company’s corporate governance practices.  The Board of Directors has determined that each of the Company’s directors, except the Chief Executive Officer, is both “independent” within the meaning of the rules of the NYSE and “unrelated” within the meaning of the guidelines adopted by the TSX.  No director, except the Chief Executive Officer, has any material relationship with the Company.  In making such determinations, the Board considered the specific criteria for independence and unrelatedness under the NYSE rules and the TSX guidelines, respectively, as well as other relevant facts and circumstances.

Also at the core of the Company’s strong corporate governance record are its Code of Business Conduct and Conflicts of Interest Policy, which were enhanced in 2004 with the introduction of the IPSCO Whistleblower Policy.  The Whistleblower Policy is an extension of the Company’s commitment to ensuring its business is conducted with the utmost integrity and transparency, and provides IPSCO employees and other stakeholders an avenue to raise any concerns they may have about questionable accounting practices and other violations of law or Company policies, either personally or anonymously through a toll-free telephone “hotline” operated by an independent party, without fear of reprisal or victimization.  Day-to-day coordination of the Code and Policies has been assigned by the Board to the Vice President and Chief Human Resources Officer and the Manager of Internal Audit.  However, the Board, through the Audit Committee, maintains executive-level management of the Code and Policies, including the investigation of alleged breaches by senior officers and directors and the review of requests for any waivers by senior officers or directors.  There were no direct or indirect waivers of the Conflict of Interest Policy granted to any directors or senior officers of the Company in 2004.  Each of the Code of Business Conduct, Conflicts of Interest Policy and Whistleblower Policy may be viewed on the Company’s website at www.ipsco.com.

The following is a summary of the Company’s corporate governance practices, set out in accordance with the 14 voluntary guidelines for corporate governance adopted by the TSX (the “TSX Guidelines”).

Guideline No. 1.                                   -               MANDATE OF THE BOARD

The mandate of the Board is to oversee the conduct of the business of the Company and to supervise its management with a view to promote the best interests of the Company and the long-term enhancement of shareholder value.  In fulfilling its mandate, the Board assumes responsibility for the following matters (which are in addition to those discussed below in connection with the Management Resources and Compensation Committee, the Governance and Compliance Committee, the Audit Committee and the Finance Committee):

(i) Strategic Planning:  The Board has ultimate stewardship of the Company.  Annually, after consulting with management, the Board reviews and approves strategic plans and corporate objectives for the Company and its operations.  Throughout the year, the Board receives regular updates from management on the implementation of its strategic plans and corporate objectives, the Company’s performance in relation to the plans and objectives and, when necessary, adjusts the same to reflect new market conditions.  In addition, the Board, with the support of the Finance Committee, reviews the annual budget, establishes the Company’s dividend policy, and approves financial statements, major capital expenditures, material mergers and acquisitions and other significant transactions.

(ii) Risk Management and Reporting:  The Board considers and supervises the Company’s management of principal risks and material legal matters confronting the Company.  The Audit Committee, as part of its responsibilities, reviews, reports and provides recommendations to the Board on financial performance and reporting, as well as supervision of the management of principal risks of the Company’s business.  The Company’s risk policies and internal control systems are regularly evaluated and updated to correspond to the Company’s desired risk profile and to comply with regulatory requirements.

(iii) Succession Planning and Appointing, Training and Monitoring Senior Management:  The Board is committed to the recruitment of highly effective senior management at the Company.  The Management Resources and Compensation Committee, as part of its mandate, reviews, reports and makes recommendations to the Board annually on organizational structure and senior management succession planning matters, including the appointment, training, compensation and monitoring of the performance of senior officers.

(iv) Communications Policy:  The Company has adopted a written disclosure policy to ensure that timely information concerning the Company is broadly disseminated to the investment community by press release (or in publicly available regulatory filings) and through statements made by designated company spokespersons.  Major disclosure documents such as the Annual Report, Annual Information Form, SEC Form 40-F, Management’s Discussion and Analysis, and the Management Proxy Circular are reviewed by the Board prior to release.  In addition to those disclosure documents and press releases covering new material developments, the Company conducts periodic conference calls and web casts which are available to the broad investment community during which management reviews the Company’s performance and answers questions. Investor relations and communications personnel are available to answer, on a timely basis, shareholder inquiries received by telephone and fax.  In addition, the Company posts detailed and current investor relations information on its website (www.ipsco.com).

(v) Integrity of Internal Control and Management Information Systems:  The Board has established a program for planning and executing corporate strategies and, through the Audit Committee, assumes responsibility for management’s compliance with financial reporting and accounting principles and maintaining effective management information systems.  In carrying out these responsibilities, the Audit Committee, among its practices and procedures, regularly convenes in camera meetings with the Company’s external auditors, internal auditors and senior management, respectively.  The Committee also conducts regular reviews of quarterly financial statements, as well as earnings press releases and other financial guidance to be provided by management to the investment community.

The Board of Directors as a whole determines the membership of its various committees.  In order to efficiently discharge its responsibilities, the Board and its committees meet regularly, at least on a quarterly basis in the case of the Board, pursuant to a pre-determined schedule that is prepared once a year.  The Board of Directors held seven meetings during 2004.  Each director attended at least 84% of the aggregate of all Board and committee meetings on which a particular director then served during 2004.

The Board of Directors expects Company management to take responsibility for the development and implementation of the strategic plans and initiatives of the Company and for all aspects of the day-to-day management of the Company’s employees, facilities and business.  The Board also looks to management to keep it apprised of all significant developments affecting the Company and its operations, and it receives from management regular reports on the Company’s compliance with various legal requirements and internal control procedures.  The Board monitors the nature of the information presented to it and provides feedback to the President and Chief Executive Officer and other senior officers of the Company as to the quality and sufficiency of the information provided.

Guideline No. 2.                                   -               COMPOSITION OF THE BOARD

The Board currently consists of 13 directors, 12 of whom qualify as unrelated or independent directors.  The existing size, makeup and committee structure of the Board provides a diversity of experience and allows the Board to effectively carry out its duties.  The Board also strikes ad hoc committees from time to time that are mandated to deal with specific issues and to report back to the Board.

Guideline No. 3.                                   -               ANALYSIS OF THE COMPOSITION OF THE BOARD

All members of the Board, with the exception of the President and Chief Executive Officer (the CEO), qualify as “unrelated” or “independent” directors as such terms are defined in the TSX Guidelines and the NYSE listing requirements, respectively.  To ensure compliance with these requirements, each director completes an annual questionnaire that, among other things, details his or her business and other relationships with the Company and management.  The Governance and Compliance Committee, working with management, then analyzes this information to determine whether the directors are unrelated or independent.  The Committee also reviews any changes to this information during the year.  In addition, and to help ensure that the Board can function independently of management, it has long been the practice of the Company to appoint a Chairman of the Board who is not a member of management and who takes responsibility for the Board’s discharge of its responsibilities.  There are no board interlocks between any directors of the Company.

Guideline No. 4.                                   -               NOMINATION AND ASSESSMENT OF DIRECTORS

The Governance and Compliance Committee, which is composed exclusively of unrelated and independent directors, is, among other things, responsible for creating and administrating a procedure for the appointment of new directors, maintaining a profile of director talents and Board requirements, and proposing new nominees to the Board of Directors.  In appropriate circumstances, the Committee may retain outside consultants to conduct the initial search for potential nominees.  Assessment of directors is discussed below.

Guideline No. 5.                                   -               Implementation of a Process to Assess Effectiveness of the Board, Committees and Directors

In addition to having responsibility for nominating candidates for Board membership and the other matters noted below, the Governance and Compliance Committee takes the lead on assessing and reporting to the Board on the effectiveness of the Board as a whole, the committees of the Board and the effectiveness of individual Board members, including the Chairman of the Board.  Each year, directors complete and submit to the Chairman of the Board a comprehensive written survey of Board and committee effectiveness, which addresses a variety of issues, including aspects of the sample annual board effectiveness survey published by the Canadian Coalition for Good Governance.  Following collection, analysis and tabulation of the survey responses, the Chairman undertakes individual interviews with members of the Board to review the results of the survey, and to discuss individual director performance, as well as the performance of the Board, the Board’s committees and the Chairman.  The Chairman then provides his report and recommendations to the Board as a whole.

Guideline No. 6.                                   -               Orientation for New Directors and Continued Education

The Company has a comprehensive orientation and education program for new directors.  Depending upon the specific needs and areas of interest of the director, the program is tailored to the individual with the principal components being: (i) a general description of electric arc furnace steelmaking technology and a comparison to so-called “integrated” steel processes; (ii) a review of metallurgical, physical and chemical attributes of various steel products that the Company produces; (iii) a plant tour of both steelmaking and pipemaking facilities; (iv) a description of the Company’s other facilities not the subject of a tour, including typical product mix of each such facility; (v) a review of the Company’s organizational structure; (vi) a five-year review of overall financial performance; and (vii) presentations by key executives on a number of topics relevant to the Company’s operations, including environmental and safety plans and the corporate strategies in place for various aspects of its business.

The Company also encourages the continued education of its directors, with emphasis on the continued improvement of their knowledge of the Company, its business and its key executives.  As well, the Company keeps directors abreast of important legal and regulatory developments affecting the Company’s operations and, in particular, with respect to new developments and best practices in corporate governance.

Guideline No. 7.                                   -               Examination of the Size of the Board

The Board of Directors currently consists of 13 directors.  Given the range of the Company’s activities and operations, the Company is of the view that a board of this approximate size presents a diversity of views and expertise, but remains small enough to carry out its duties efficiently.  The Governance and Compliance Committee is mandated to review and recommend changes to the size, composition criteria and candidate selection of the Board from time to time.

Guideline No. 8.                                   -               Review of Directors’ Compensation

The Governance and Compliance Committee monitors director remuneration at other comparable companies, and it considers the adequacy and nature of the compensation to be paid to the Company’s Board to ensure that such compensation realistically reflects the responsibilities, risks and time commitment involved with being an effective director.  It then makes recommendations as to compensation to the Board as a whole.  In addition to the payment of an annual retainer and meeting fees, all of which are tied to the market surveys conducted by the Governance and Compliance Committee, the Company also provides directors with an annual grant of equity compensation.  The grant of equity compensation for the Board of Directors has traditionally been in the form of share options.  However, in 2004, as in 2003, the Company elected to grant directors performance units in place of share options, the vesting of which is tied to the achievement of numerically based corporate objectives over a three-year period.   A more detailed discussion of directors’ compensation is set forth below.

Guideline No. 9.                                   -               Composition of Committees

As noted above, the Board has four committees: the Management Resources and Compensation Committee, the Audit Committee, the Governance and Compliance Committee and the Finance Committee.  Each committee is composed exclusively of unrelated and independent directors.  Each committee has a written charter that complies with applicable securities laws and listing requirements.  Copies of such charters are set out below and are also available for review on the Company’s website (www.ipsco.com).

Guideline No. 10.                                 -               Governance and Compliance Committee

The Governance and Compliance Committee has assumed the general responsibility for developing the Company’s approach to governance issues and for making recommendations to the Board with respect to all such matters.  In fulfilling this responsibility, the Committee reviews with, and where appropriate, makes recommendations to, the Board on the matters in the Committee’s charter set forth below.

Guideline No. 11.                                 -               Defining Limits to Management’s Responsibilities

The Board, working with the CEO, has defined the limits to management’s responsibilities.  The Board has implemented both rules of general applicability and rules (including Board resolutions) governing specific cases which delineate the instances where its approval is required for transactions carried out in the course of the Company’s operations and, conversely, the instances where it will delegate authority to management to grant such approvals and to execute documents on behalf of the Company.  In addition to those matters that must by law or by the articles of the Company be approved by the Board, all material acquisitions and divestitures and all business investments and expenditures above certain Board-determined thresholds are subject to preview by the Finance Committee and further review and approval of the Board.  At the beginning of each year, the Board of Directors approves business goals and objectives and quantifiable financial targets that the CEO and the rest of the management team are responsible for meeting during the course of the year.  The Chairman sets Board agendas with the input of the CEO and other directors and oversees the quality of the information sent to the directors, as well as carrying out the other responsibilities set forth in a written position description for the Chairman.

Guideline No. 12.                                 -               Independence of the Board from Management

The Chairman of the Board is not a member of management and also currently serves as Chairman of the Governance and Compliance Committee.  The Chairman ensures that the Board functions independently of management.  At each meeting, the Board, as well as its Committees, conduct executive sessions without the presence of any management representatives.

Guideline No. 13.                                 -               The Audit Committee

The roles and responsibilities of the Audit Committee are specifically defined in the Audit Committee Charter set forth below, and which include: determining the appointment, compensation and oversight of the Company’s independent public accountants; reviewing with the independent public accountants the financial statements and their accompanying report; and reviewing the Company’s system of internal controls and the adequacy of the internal audit program.    All members of the Audit Committee are independent within the meaning of the rules of the SEC and the NYSE and are financially literate within the meaning of the recently adopted Canadian Securities Administrator’s rules for audit committees.  In addition, the Board has determined that it has more than one member who meets the qualifications of an “audit committee financial expert” as the term is defined by the rules of the SEC.  For purposes of compliance with SEC rules, the Committee has named Mr. D. Murray Wallace, Chairman of the Committee, as the Company’s audit committee financial expert.

Guideline No. 14.                                 -               Appointment of Outside Advisors

The Board may, at the Company’s expense, engage outside advisers for the purpose of discharging its responsibilities.  In addition, a committee of the Board or, in appropriate circumstances an individual director, may engage outside advisors upon request to the Chairman of the Board or the Board as a whole.

COMPOSITION OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

During 2004, the members of the Management Resources and Compensation Committee were Messrs. Joyce, Michaels, Michel, Sim (January 1, 2004 to April 29, 2004), Tetrault, Thiessen and Price (April 29, 2004 to present).  Mr. Michaels presided as the Chair.  The Committee held eight meetings during 2004.  The text of the Charter of the Management Resources and Compensation Committee is set forth in Schedule “A” to this Management Proxy Circular.  The Report of the Management and Compensation Committee is set forth at page 16.

COMPOSITION OF THE GOVERNANCE AND COMPLIANCE COMMITTEE

During 2004, the members of the Governance and Compliance Committee were Messrs. Joyce, Michaels, Olson, Zaozirny, Thiessen (April 29, 2004 to present) and Wallace (April 29, 2004 to present).  Mr. Joyce presided as Chair of the Committee.  The Governance and Compliance Committee met five times in 2004.  The text of the Charter of the Governance and Compliance Committee is set forth in Schedule “B” to this Management Proxy Circular.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee during 2004 were Ms. Hinshaw and Messrs. Grandin, Olson, Price  (January 1, 2004 to April 29, 2004), Wallace, Zaozirny and Sim (April 29, 2004 to present).  Mr. Wallace presided as Chair of the Committee.  The Audit Committee met seven times in 2004.  The text of the Charter of the Audit Committee is set forth in Schedule “C” to this Management Proxy Circular.

COMPOSITION OF THE FINANCE COMMITTEE

The Finance Committee was formed on April 29, 2004.  The members of the Finance Committee were Ms. Hinshaw and Messrs. Grandin, Michel, Price, Sim and Tetrault.  Ms. Hinshaw presided as Chair of the Committee.  The Finance Committee met three times in 2004.  The text of the Charter of the Finance Committee is set forth in Schedule “D” to this Management Proxy Circular.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out the compensation for the Chief Executive Officer, the Chief Financial Officers and the other four most highly compensated officers of the Company (“Named Executive Officers”):

		Annual Compensation				Long-Term Compensation
						Awards		Pay-Outs
Name and Principal Position	Year	Salary		Bonus(1)	Other (2) Annual Compensation	Securities Under Options Granted	Restricted (3) Shares/ Units Awarded	Long-Term Incentive Plan Payouts	All Other (4) Compensation
		($)		($)	($)	(#)	($)	($)	($)
David Sutherland President and Chief Executive Officer	2004 2003 2002	355,000 350,000 385,000	(5)	872,690 — —	— — —	— — 80,000	905,374 436,000 61,684	— — —	23,167 12,760 13,845

Vicki Avril Senior Vice President and Chief Financial Officer	2004 2003 2002	127,924 — —	(6)	286,703 — —	— — —	— — —	272,932 — —	— — —	14,694 — —

Robert Ratliff Vice President and Chief Financial Officer (until May 2004)	2004 2003 2002	99,000 264,000 256,250		164,728 — —	— — —	— — 15,000	— 57,600 —	— — —	606,913 13,829 9,597	(7)

John Tulloch Executive Vice President-Steel and Chief Commercial Officer	2004 2003 2002	315,000 265,500 252,500		489,825 — —	— — —	— — 22,000	248,508 84,480 —	— — —	22,316 13,855 14,454

Joseph Russo Senior Vice President and Chief Technical Officer	2004 2003 2002	266,375 260,000 252,500		407,554 — —	— — —	— — 15,000	184,080 57,600 —	— — —	20,917 13,767 12,279

Peter MacPhail Vice President of Primary Operations	2004 2003 2002	251,471 222,555 164,002		385,567 — —	— — —	— — 10,000	184,080 57,600 —	— — —	9,299 1,898 1,477

George Valentine Vice President, General Counsel and Corporate Secretary (until December 2004)	2004 2003 2002	247,344 252,000 245,000		359,885 — —	— — —	— — 10,000	— 38,400 —	— — —	703,649 13,643 12,288	(7)

(1) Bonuses to Named Executive Officers are based on specific performance criteria, described in the Report of the Management and Compensation Committee, beginning at page 16.  No waiver or adjustment of the relevant performance criteria was made for any 2004 objective. All Named Executive Officers met their performance objectives.

 (2) The value of perquisites and benefits for each of the Named Executive Officers is below the lesser of $50,000 CDN or 10% of total annual salary and bonus for each Named Executive Officer for the 2004 fiscal year and therefore is not included in the above table.

 (3) 131,637 restricted shares/performance units issued in 2004 will be governed by the amended Incentive Share Option Plan upon shareholder approval, see page 24.  As of December 31, 2004, the Company had issued to the named executive officers and all other recipients an aggregate of 309,889 restricted shares/performance units having a total value of $5,101,382 as of the issue dates.  Dividends and dividend equivalents are paid on restricted shares and performance units, respectively.  An expanded explanation of the Company’s equity incentives, as well as the particulars about the 2004 grants of restricted shares and performance units are described beginning at page 17.

(4) Figures in this column reflect premiums paid by the Company for term life insurance, amounts received under the Company’s Employee Profit Sharing Plan and 401k contributions made by the Company.

(5) On October 1, 2004 Mr. Sutherland’s annual base salary was increased from $450,000 to $470,000.  Mr. Sutherland has elected to receive his base salary in a combination of cash and restricted shares as follows:  $100,000 paid in restricted shares and the balance paid in cash.  A total of 4,347 of such restricted shares, equal to $100,000, was granted in July 2004 to Mr. Sutherland.

(6) In connection with her appointment as Senior Vice President and Chief Financial Officer of the Company on May 12, 2004, Ms. Avril’s annual base salary was set at $295,000.  Like Mr. Sutherland, Ms. Avril elected to receive her salary in a combination of cash and restricted shares, as follows:  $127,924 paid in cash and the balance paid in restricted shares.  A total of 5,740 of such restricted shares, equal to $98,333 was granted in May 2004 to Ms. Avril.

(7) Under the terms of separation arrangements with the Company, Messrs. Ratliff and Valentine became entitled to the following:  payment of 18 months salary; bonus payments as shown in the Summary Compensation Table under the heading “Bonus”; a transfer of Common Shares; payment of all vacation earned, but not taken; and modification of supplemental executive retirement plan benefits to provide (a) credit for two years of continuous service after separation, (b) removal of the CDN $200,000 compensation cap, and (c) waiver of the reduction of benefits for retirement before age 60.  The value of these arrangements totaled $763,425 for Mr. Ratliff and $1,042,064 for Mr. Valentine.  These amounts, except the bonus entitlement, have been included in the Summary Compensation Table, under the heading “All Other Compensation.”

Option Grants in 2004

The Company did not grant any options in 2004.

Aggregate Option Exercises in 2004 and Year-End Values

The following table sets out the aggregate option exercises for 2004 and 2004 year-end option values for the President and Chief Executive Officer and the Named Executive Officers:

Name	Common Shares Acquired on Exercise	Aggregate Value Realized (CDN$)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1) (CDN$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
David Sutherland	80,250	1,254,560	143,000	—	5,127,330	—

Vicki Avril	—	—	—	—	—	—

Robert Ratliff	80,000	1,009,925	—	—	—	—

John Tulloch	110,250	2,043,615	55,000	—	1,881,150	—

Name	Common Shares Acquired on Exercise	Aggregate Value Realized (CDN$)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1) (CDN$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph Russo	50,250	1,099,170	100,000	—	3,236,250	—

Peter MacPhail	42,000	786,453	29,500	—	664,945	—

George Valentine	25,000	491,573	—	—	—	—

(1)   Based on a market price of CDN $57.31 per Common Share, being the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2004.

Pension Plan Table

The following table sets forth the estimated annual benefits under existing pension arrangements payable in Canadian dollars at the normal retirement age of 62 years at the various assumed compensation levels and years of service:

Remuneration in Canadian Dollars	Years of Service
	10	15	20	25	30
$175,000	$32,100	$48,100	$64,100	$80,200	$96,200
$200,000	$36,700	$55,000	$73,300	$91,600	$110,000
$300,000	$55,000	$82,500	$110,000	$137,400	$164,900
$400,000	$73,300	$110,000	$146,600	$183,300	$219,900
$500,000	$91,600	$137,400	$183,300	$229,100	$274,900
$600,000	$111,000	$164,900	$219,900	$274,900	$329,900
$700,000	$128,300	$192,400	$256,600	$320,700	$384,800
$800,000	$146,600	$219,900	$293,200	$366,500	$439,800

Credited Years of Service

The following table sets forth the compensation covered and credited years of service under existing pension arrangements:

Name	Compensation Covered By Plan		Credited Service
David Sutherland		$455,000	27 years	2 months
John Tulloch		$315,000	27 years	6 months
Vicki Avril		$184,375	0 years	8 months
Joseph Russo		$266,375	21 years	10 months
Peter MacPhail	CDN$	327,062	10 years	0 months

Basis of Computation

Currently, the benefits are provided under two kinds of plans:

(a)   registered and/or qualified pension plans which conform with detailed legislative and regulatory requirements, are funded under tax-sheltered trusts and provide benefits up to the maximum allowed for such plans; and

(b)   supplementary plans that provide benefits in excess of those allowed for registered and/or qualified pension plans and are generally unfunded.

These benefits are generally based on 2.0% of the average annual earnings of the member during the three consecutive calendar years of service during which the member’s earnings were highest, times years of service, adjusted where applicable for indexing provisions from the registered and/or qualified portion of the plan.  There are no reductions for social security or other government benefits.  Compensation is capped at CDN $200,000 for pension purposes. However, for retirement on or after July 1, 2000, for the purposes of determining final average compensation, is not capped.  The normal form of pension is by way of monthly payments made during the member’s retirement for no less than 15 years.

For the most part, normal retirement age is 62.  However, benefits can be taken without reduction after attainment of age 60.  In the event of retirement before normal retirement age, the supplementary plan only is subject to a vesting factor equal to the ratio of actual service to total service projected to normal retirement age.

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

REPORT ON EXECUTIVE COMPENSATION

The Management Resources and Compensation Committee determines and administers the compensation policies for the senior officers of the Company in keeping with the Company’s Statement of Executive Compensation Philosophy.  In addition, the Committee reviews the general compensation and benefit policies and performance bonus arrangements for all other employees of the Company.  In the case of the President and Chief Executive Officer, the Committee makes cash compensation recommendations to be approved by the independent members of the Board.  For all other executive officers, the Committee itself approves cash compensation levels.  In connection with stock-based compensation described below under the heading “Equity Incentives,” the Committee makes recommendations to be approved by the Board of Directors.

The Committee’s approach to compensation is performance-oriented.  The Committee endeavours to ensure that compensation policies proactively support a drive for corporate success and reinforce the Company’s commitment to maximize shareholder value.  The compensation of executive officers of the Company may be viewed as comprising three main components: (1) base salary; (2) annual cash incentives based on (a) objective measures of financial performance that are targeted at the beginning of each fiscal year and (b) successful completion of the executive officer’s personal goals and objectives, and (3) long-term incentive plans utilizing shares-based compensation.  Compensation levels are ordinarily targeted to be consistent with the 45th percentile of the competitive marketplace for base salary of a given executive position and slightly above the 50th percentile for annual and long-term incentives.

(a)           Base salary

Salaries and potential bonus levels for individual executive compensation, including the Named Executive Officers, are established taking into account published information with respect to the compensation practices of North American companies in both the steel industry and heavy industry overall.  From time to time, the Committee commissions specific compensation studies by firms specializing in compensation consulting when it believes such information is useful.  Each Named Executive Officer’s salary is reviewed periodically, normally annually, based on the individual’s performance, responsibilities, experience and ability to contribute to the success of the Company, as well as taking into consideration the noted market data.

(b)           Annual Cash Bonus

Annual bonuses, if awarded, are based on Company profitability and an assessment of each individual’s performance.  The target level for bonus payments to the Named Executive Officers is 60% of base salary for the President and Chief Executive Officer and 50% of base salary for the other Named Executive Officers.  One portion of the potential bonus is calculated by reference to a formula based on the return on shareholders’ equity of the Company for the year.  The remaining portion of the potential bonus is awarded for successful completion of a set of annual objectives previously established for each individual and relating to financial performance, operational efficiencies, and key competencies and capabilities.  The Committee sets a minimum positive return on shareholders’ equity before any amount is paid out under either portion of this formula and only approves bonus at year-end that reflect actual performance.  The Board of Directors, through the Committee, has reserved full discretion in determining individual bonuses.   The Company’s after-tax net income available to common shareholders for the fiscal years ended December 31, 2002, 2003 and 2004 was $10.3 million, $4.5 million and $430.9 million, respectively.  The Company’s return on common shareholders’ equity for 2002, 2003 and 2004 was 1%, 0% and 37%, respectively.  As a result of the Company’s strong financial performance in 2004, cash bonuses were awarded to the Named Executive Officers and other senior management.

(c)           Equity Incentives

The Committee, through the Company’s shareholder-approved Incentive Share Option Plan (referred to as the Incentive Plan or the Plan), may award long-term incentives to directors, officers and other employees of the Company and its subsidiaries.  The Plan is intended to motivate and reward individuals who contribute to the Company’s profitability and to give those individuals a proprietary interest in the Company’s growth and financial success through the award of stock options, restricted shares, performance units, or any combination thereof (collectively referred to as “Awards”).  On an un-amended basis, as at December 31, 2004, there were 1,339,050 Common Shares, representing 2.7% of the issued and outstanding shares, to be issued upon the exercise of outstanding awards under the Plan, and 275,819 Common Shares, representing 0.6% of the Company’s issued and outstanding Common Shares, remaining available for issuance under the Plan.  Under the amended Incentive Share Option Plan, an additional 600,000 Common Shares would be made available for awards under the Plan.  Upon approval by shareholders, the amended Incentive Share Option Plan would have a total of 875,819 Common Shares available for awards or 1.8% of the issued and outstanding Common Shares of the Company.

Under the un-amended terms of the Plan the maximum number of Common Shares reserved for issuance under the Plan for any one person cannot exceed 5% of the Company’s Common Shares then issued and outstanding.  In addition, the maximum number of Common Shares reserved for issuance as option grants at any time cannot exceed 10% of the Company’s issued and outstanding Common Shares.  The number of Common Shares issued to insiders pursuant to the un-amended Plan within a one-year period cannot exceed 10% of the outstanding issue, and the number of Common Shares issued to any one insider (and such insider’s associates) within a one-year period cannot exceed 5% of the issued and outstanding Common Shares.  The Plan also prohibits the grants of awards to non-employee directors that could result in the issuance of 10,000 Common Shares upon such person first becoming a director.  Thereafter, Awards to non-employee directors are limited to amounts which do not result in the issuance of more than 5,000 Common Shares for such director in each one-year period thereafter.  Upon approval by the shareholders of the Company, the amended Incentive Share Option Plan, in lieu of the foregoing, includes the following limits:  (a) a limit on the number of Common Shares issuable or issued under the Plan to non-executive members of the Board of Directors to not more than 0.25% of the issued and outstanding Common Shares of the Company; (b) a limit on the number of Common Shares issuable or issued under the Plan to insiders of the Company to not more than 10% of the issued and outstanding Common Shares of the Company; and (c) a limit on the number of Common Shares issuable under the Plan to any one person to not more than 2% of the issued and outstanding Common Shares of the Company.

Options are granted under the Plan with a ten-year expiry date and with a strike price of no less than 100% of the last sale price per share of a board lot of the Common Shares on the TSX, on the last business day on which there was a trade of a board lot prior to the day the option is granted.  Options cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to the laws of succession.

Restricted shares may also be granted under the Plan.  A restricted share is a Common Share awarded under the Plan subject to a restriction period (and typically satisfaction of one or more performance-based criteria) determined by the

Committee, provided that the restriction period shall not be less than one year.  Recipients of restricted shares are entitled to receive dividends on and to vote in respect of the shares, but cannot freely trade the shares until expiration of the restriction period.  Unless otherwise determined by the Committee, if a participant terminates employment with the Company and all subsidiaries for any reason before the expiration of the applicable restriction period, his or her restricted shares still subject to a restriction shall be forfeited and reacquired by the Company.  Restricted shares cannot be transferred or assigned by the participant under the Plan however the Management Resources Compensation Committee may, in its sole discretion, waive any or all remaining restrictions applicable to restricted shares in the event of death, disability or retirement of the participant.  Restricted shares cannot be sold, exchanged, pledged or assigned during the restriction period.

A performance unit is a non-share unit that may be redeemed by the recipient upon satisfaction of stated performance objectives during the applicable performance period for the dollar value accrued on the unit beginning on the date of grant and ending on the date of the completion of the performance objective (the vesting date) plus dividend equivalents equal to the number of units held multiplied by the total dividends granted per Common Share during the performance period.  Settlement may be in the form of Common Shares, cash or a combination thereof, and may be made in lump sum or annual installment payments, as the Committee may determine.

Performance units cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to succession laws unless otherwise determined by the Committee.  As is the case with restricted shares, unless otherwise determined by the Committee, if a participant terminates employment with the Company and all subsidiaries for any reason before the expiration of the applicable performance period, his or her performance units and all dividend equivalents relating to the grant shall be forfeited and reacquired by the Company.  No participant awarded a performance unit has any right as a shareholder with respect to any shares covered by the award prior to the date such shares have been recorded on the Company’s official shareholder records as having been issued or transferred to the participant.

The Company awarded stock options under the Plan through 2002.  However, in mid 2003, the Board of Directors, at the recommendation of the Committee, changed its practice by awarding either restricted shares or performance units to the Named Executive Officers and other senior executives in lieu of awarding stock options.  Accordingly, in 2004 restricted shares or performance units were again awarded to the Named Executive Officers and other senior executives in lieu of stock options.  On page 13 the restricted shares and performance units granted during the 2004 fiscal year are disclosed for the Named Executive Officers.

Grants of restricted shares having two different sets of terms were made in 2004.  Grants with the first set of terms have performance-based criteria and were granted to all Named Executive Officers other than Peter MacPhail who received a grant of performance units in lieu of restricted shares, but having the same performance criteria.  These restricted shares were made subject to restriction (i.e. they would not become freely tradeable) unless and until:  (i) for the three-year period beginning July 29, 2004 and ending on July 28, 2007, the average of the fair market value of the Common Shares equals or exceeds CDN $35 per share over a target trading period of 10 consecutive trading days on which the Common Shares are traded on the primary securities exchanges on which the Common Shares are traded; and (ii) the Named Executive Officer remains in the employ of the Company through the last day of the restriction period.  If both criteria are met, the restriction period will end.  If not, the restricted shares will be forfeited by the Named Executive Officer.  The restriction period will also end in the event of a change of control of the Company or in the event of death, disability or normal course retirement of a Named Executive Officer.

Restricted shares having the second set of terms were granted to both the President and Chief Executive Officer, and the Senior Vice President and Chief Financial Officer, each of whom elected, to receive a portion of their base salary in restricted shares rather than cash.  The terms of such shares are described below in the Report on Chief Executive Officer Compensation at page 20.

In determining whether to make new grants of equity compensation, the amount and terms of outstanding restricted shares, performance units and stock options are taken into account.  In addition the Company currently requires that participants hold a “base number” of Common Shares (the number of which is set at the Board’s discretion and varies as to individual participants) in order to receive share-based compensation.  Failure to hold the requisite base number of Common Shares results in a percentage reduction of the relevant share-based award.

Equity Compensation Plan Information

The following table provides information as at December 31, 2004 regarding Common Shares issuable upon the exercise of options outstanding under the Incentive Share Option Plan, as well as the number of Common Shares remaining available for issuance under such Plan.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	1,205,065	24.90	275,819

Equity Compensation Plans not approved by security holders	Nil	Nil	Nil

Total	1,205,065	24.90	275,819

(d)           Change of Control Agreements

The Company’s Named Executive Officers are each party to a change of control agreement.  Each such agreement provides the Named Executive Officer with certain benefits if his or her employment is terminated under specified conditions.  To receive benefits, the Named Executive Officer must be involuntarily terminated (as defined in the agreement) within two years of a change in control (as defined in the agreement) of the Company.  In addition, such termination must be made either by the Company or a successor entity without cause, or by the Named Executive Officer for good reason.

Benefits under the change of control agreements include: (a) continuation of base salary and bonus for up to two and one half years (three years in the case of Mr. Sutherland); (b) continuation of life insurance, medical and dental benefits for two years (three in the case of Mr. Sutherland); (c) payment of accrued but unpaid compensation; (d) credit for service for the purposes of any pension plan in which the executive participates for a period of two and one half years (three years in the case of Mr. Sutherland); (e) immediate vesting of stock options, restricted shares and performance units that have not yet vested and, in the case of stock options, continuation of exercise rights for the duration of the exercise periods; (f) confirmation of the continuation of any salary deferral programs; and (g) relocation costs (including loss on the sale of a home) of certain executives who had been relocated from the Saskatchewan office upon request.  Such benefits are in lieu of any other severance benefits that may otherwise be payable.  Payments under the agreements are payable regardless of whether the executive seeks or finds employment of any nature following termination.  Pursuant to such agreements, the Company also agrees to reimburse each such officer on an after-tax basis for any excise tax incurred as a result of the “excess parachute payment” provisions of the United States Internal Revenue Code.

Report on Chief Executive Officer Compensation

The Management Resources and Compensation Committee evaluates the performance of the President and Chief Executive Officer each year.  This review covers responsibilities such as leadership, the Company’s financial performance, efforts to enhance shareholder value, successful execution of management strategies, succession planning, industrial relations, risk management and communications.  Based on this review, and the advice of independent market consultants as to salaries for comparable positions in companies within a performance peer group, the Committee assesses CEO compensation and makes recommendations to the full Board.

For the year ended December 31, 2004, the Board increased Mr. Sutherland’s base salary to $470,000 effective October 1, 2004.  Consistent with the Company’s practice of aligning most executive’s pay levels to comparable positions in the market, Mr. Sutherland’s base salary increase is intended to position his salary competitively relative to other chief executive officers at comparable North American steel manufacturing companies.  As in the past two fiscal years, Mr. Sutherland has elected to receive a portion of his base salary in the form of restricted shares with a value of $100,000 on the day of grant, and having the same terms as the second of the two grants described in the following paragraph, with the remainder paid in cash.

In July 2004, the Board awarded Mr. Sutherland equity compensation in the form of restricted stock.  This consisted of (a) 35,000 restricted shares equal in value at the date of the grant to $805,374, which are subject to the same performance criteria as is described under the subparagraph headed “Equity Incentives,” and (b) 4,347 restricted shares equal in value at the date of grant to $100,000 which were not performance-based and become freely tradeable following expiration of a three-year period during which Mr. Sutherland must remain in the employ of the Company (subject to earlier vesting in the event of death, disability, or termination without cause).

Annual cash and equity incentives awarded to the Chief Executive Officer are based on the Committee’s assessment of the Chief Executive Officer’s performance in relation to the criteria set out in IPSCO’s Statement of Executive Compensation Philosophy (as described above) and include Mr. Sutherland’s contribution to the Company with respect to financial results, operational efficiencies, growing the Company and key competencies and capabilities.

In February 2005, the Committee reviewed Mr. Sutherland’s performance for the 2004 fiscal year, considering the components referenced on page 17 and successful completion of Mr. Sutherland’s 2004 Corporate Objectives.  In the context of his performance against these objectives, the Committee decided to award Mr. Sutherland a cash bonus of $872,690.

The Committee, on behalf of the Board, reaffirms its confidence in Mr. Sutherland’s leadership as President and Chief Executive Officer and in the IPSCO management team with respect to execution of the Company’s strategy and maximization of shareholder value.

The foregoing Reports on Executive Compensation and Chief Executive Officer Compensation have been made by the members of the Management Resources and Compensation Committee of the Board of Directors.

Signed,

Jack D. Michaels, Chairman

Burton M. Joyce

Bernard M. Michel

Arthur R. Price

Roger E. Tetrault

Gordon Thiessen

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return over the last five fiscal years on IPSCO’s Common Shares with the cumulative total return of the S&P/TSX Composite Index (formerly the TSX 300 Index) and the TSX Steel Sub Group Index (“TSX Steel”) assuming all dividends are reinvested.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

As contemplated by Section 124(6) of the Canada Business Corporations Act, the Company has purchased, at its expense, directors’ and officers’ liability insurance which has a limit of $75 million per loss and in the aggregate annually.  The coverage is comprised of three primary types.  Two of the forms of coverage apply to liabilities of directors and officers of the Company incurred by them in their capacities as directors and officers of the Company and its subsidiaries.  Of these two, the first applies where there is no corporate indemnity available.  There is no deductible with this coverage.  The second applies when the law permits or requires the Company to provide an indemnity to a director or officer.  This coverage has a $500,000 deductible.  The third coverage applies to liabilities of the Company itself arising from securities related actions.  This coverage is subject to a $500,000 deductible.  The cost of this insurance for the annual term which ends on June 1, 2005 is $751,545.

COMPENSATION OF DIRECTORS

General

Director compensation is paid only to non-employee directors.  The directors of the Company who are not officers of the Company or any of its subsidiaries are compensated for their service to the Company in a manner designed to closely reflect the responsibilities undertaken, risks assumed and time committed, and, to align their interests with those of the shareholders of the Company.  The Company requires each director to hold 5,000 Common Shares of the Company, or a combination of Common Shares and deferred share units (or “DSUs”, as described below).  New directors are given a maximum of five years to reach this level of share ownership.  As at December 31, 2004 all directors were in compliance with shareholding requirements.

Board and Committee Remuneration

Each director who was not an employee of IPSCO, other than the Chairman, was paid in monthly installments as follows (in cash and DSUs as explained below):

Annual Retainer Fee	$35,000
Annual Committee Chair Fee	$5,000
Board and Committee Meeting Fee (in person attendance)	$1,500
Board and Committee Meeting Fee (teleconference attendance)	$750	(to April 29, 2004)
	$1,500	(from April 29, 2004)

Directors are reimbursed for related travel and out-of-pocket expenses.  At least 50% of the Annual Retainer Fee must be taken in DSUs.  Directors have the option to receive up to 100% of Annual Retainer and Meeting Fees in DSUs.  All other fees may be taken in cash or DSUs, at the election of the director.

The Chairman of the Board, in lieu of the fees noted above, was paid a fee of $120,000.  On April 29, 2004, all continuing directors received 1,000 performance units as further described below. In addition, the Company has in place group life and group accident, death and dismemberment insurance policies of CDN $25,000 coverage for the outside directors, the aggregate cost to the Company of which was CDN $1,080 in the 2004 fiscal year.

Fees Paid to Directors in 2004

The following table sets forth the fees paid to directors in 2004:

Name	Annual Retainer Fee	Annual Committee Chairman Fees	Total Board and Committee Meeting Fees	Total Fees Paid	Percentage of Total Fees Taken in DSUs
	($)	($)	($)	($)	(%)
Michael A. Grandin	35,000	—	19,500	54,500	50

Juanita H. Hinshaw	35,000	3,333	21,750	60,083	29

Burton M. Joyce	120,000	—	—	120,000	100

Jack D. Michaels	35,000	5,000	25,500	65,500	100

Bernard M. Michel	35,000	—	23,250	58,250	97

Allan S. Olson	35,000	—	20,250	55,250	32

Arthur R. Price	35,000	—	21,000	56,000	50

Richard G. Sim	35,000	—	23,250	58,250	100

Roger E. Tetrault	35,000	—	23,250	58,250	31

Gordon G. Thiessen	35,000	—	18,750	53,750	100

D. Murray Wallace	35,000	5,000	19,500	59,500	50

John B. Zaozirny	35,000	—	24,750	59,750	29

IPSCO Deferred Share Unit Plan for Directors

In 1999, the Board approved a Deferred Share Unit Plan for Directors, to provide directors of the Company with the opportunity to acquire share equivalent units convertible to cash or Common Shares upon their ceasing to act as directors.  The Plan allows directors to participate in the long-term success of the Company and promotes a greater alignment of interests between the directors and shareholders.  Under the Deferred Share Unit Plan, directors may elect to receive some or all of their annual retainer and certain other director fees in the form of deferred share units or “DSUs”.  DSUs are bookkeeping entries of the Company evidencing an amount owed by the Company to directors, each of which has a value equal to the value of a Common Share of the Company. Directors are also credited with additional DSUs with a value equivalent to the amount of dividends that would have been paid on the Common Shares underlying the DSUs credited to their DSU account during the period in question.  DSU’s are not considered Common Shares and do not entitle any holder to exercise voting rights or any other rights attached to the ownership of Common Shares.  DSU’s cannot be transferred or assigned by directors, other than by will or pursuant to the laws of succession.

The value of DSUs awarded to directors is only payable to directors at the time of retirement from the Board, at which time the directors may receive the value of the DSUs credited to them, calculated with reference to the trading price of Common Shares at that time (less applicable withholding taxes) in cash or in shares purchased on the open market or, at the option of the Company and subject to applicable regulatory and shareholder approval, Common Shares issued by the Company.  In conjunction with the establishment of the Plan, each director must hold 5,000 Common Shares of the Company or a combination of Common Shares and DSUs within five years or, in the case of new directors, within five years of becoming a director.

IPSCO Incentive Share Option Plan

Directors are also eligible to participate in the Incentive Share Option Plan as is described in greater detail on page 17 of this Circular.  Traditionally, each new director of the Company was granted options for the purchase of 5,000 Common Shares, which options vest over three years.  Until 2003, all continuing directors received an annual grant of options for the purchase of 1,500 Common Shares, which options also vested over three years.  All options, if granted, are granted with an exercise price set at the closing trading price of the Common Shares on the last business day preceding the grant.  Rather than giving the continuing directors a grant of stock options in 2004, the Board elected to award continuing directors performance units, having the same performance criteria as the restricted shares and performance units granted to the Named Executive Officers which are described in detail at page 18.  Vesting of performance units may occur earlier in the event of a change of control of the Company, cessation of the recipient’s directorship due to death, or in such other circumstances as may be approved by the Board.

Upon approval by the shareholders of the Company, the amended Incentive Share Option Plan limits the number of Common Shares issuable and issued under the Plan to non-executive members of the Board of Directors to not more than 0.25% of the issued and outstanding Common Shares of the Company

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company’s Incentive Share Option Plan is the only compensation plan under which equity securities of the Company have been authorized for issuance.  The Incentive Share Option Plan was first approved by shareholders in 1982. The most recent amendment to increase the number of shares issuable under the Plan was approved by shareholders at the Company’s annual meeting held in 2001.  In 2002, shareholders approved amendments to the Plan to permit the grant of restricted shares and performance units.  At the Meeting, shareholders will be asked to approve the amended Incentive Share Option Plan.  The principal amendments to the Plan:  (1) increase the number of Common Shares available for awards under the Plan by 600,000 to 875,819 Common Shares; (2) replace certain Plan limits with (a) a limit on the number of Common Shares issuable or issued under the Plan to non-executive members of the Board of Directors to not more than 0.25% of the issued and outstanding Common Shares of the Company; (b) a limit on the number of Common Shares issuable or issued under the Plan to insiders of the Company to not more than 10% of the issued and outstanding Common Shares of the Company; and (c) a limit on the number of Common Shares issuable under the Plan to any one person to not more than 2% of the issued and outstanding Common Shares of the Company; and (3) make a number of conforming changes to the Plan to reflect recent changes in applicable stock exchange rules.  The amendments to the Plan also clarify that any amendment of the Plan involving a fundamental change to the Plan (e.g. an increase in the number of Common Shares available under the Plan) will require shareholder approval.  See “Approval of Amended Incentive Share Option Plan” on page 24 and the Amended Incentive Share Option Plan set forth in Schedule “E” to this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the Company, as of December 31, 2004, there was no outstanding indebtedness to IPSCO or its subsidiaries incurred by directors of the Company.  The following table sets forth the only incidence of indebtedness of executive officers or senior officers of the Company for which the amount of such indebtedness exceeds the annual salary of the borrower:

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2004	Amount Outstanding as at March 3, 2004	Term to Maturity
		($)	($)
John Comrie, Q.C., Director of Trade Policy and Communications and Assistant Secretary	Lender	190,000	190,000	July 1, 2016

The indebtedness described above does not bear interest, is secured by the residence of the borrower and was made pursuant to a relocation loan entered into prior to July 30, 2002.  In compliance with the Sarbanes-Oxley Act of 2002 in the U.S. effective July 30, 2002, the Company ceased making loans of any kind to executive or senior officers.

The aggregate indebtedness outstanding as at December 31, 2004 to the Company or its subsidiaries relating primarily to Company-required employee relocations and incurred by executive officers, employees and former executive officers and employees of the Company and its subsidiaries, is set out in the table below:

Purpose	To the Company or its Subsidiaries
($)
Other	$4,474,438

APPROVAL OF AMENDMENTS TO INCENTIVE SHARE OPTION PLAN

Amended Incentive Share Option Plan

On February 24, 2005, the Board of Directors approved amendments to the Company’s Incentive Share Option Plan (the “Plan”), subject to shareholder approval.  The Plan was last amended in 2002 with the approval of the Board and the shareholders of the Company.  For ease of reference the Plan, as it would exist following shareholder approval of the proposed amendments is referred to in this Circular as the “Amended Plan” and is set forth in Schedule “E” to this Circular.  For a description of the Plan in its current form, see the “Equity Incentives” discussion in the Management Resources and Compensation Committee Report on page 17.

Purpose of the Amendments

The amendments to the Plan are intended to further the purpose of the Plan, which is to permit the Company to motivate and reward individuals who contribute to the Company’s profitability and to provide those individuals with a proprietary interest in the Company’s growth and financial success.  The Board believes that the Amended Plan will enhance the Company’s ability to continue to attract and retain talented individuals for the Company.  As well, some of the amendments to the Plan conform certain Plan provisions to the recently-adopted TSX rules relating to security based compensation arrangements.

Maximum Shares Available

As of the date of this Circular, 275,819 common shares are available (the “Available Common Shares”) under the Plan for grants as stock options and common shares are issuable upon the exercise of all currently outstanding stock options, restricted shares and performance units, representing, in the aggregate, approximately 0.5% of the issued and outstanding common shares of the company.  The Amended Plan contemplates an increase of 600,000 common shares in the number of Available Common Shares under the Plan for awards as stock options, restricted shares or performance units which, together with the existing 1,090,259 common shares issuable upon the exercise of all currently outstanding stock options, restricted shares and performance units, represent, in the aggregate, 2.2% of the issued and outstanding common shares of the Company.

Other Amendments to the Plan

The Amended Plan also contains changes in wording designed to conform certain Plan provisions to new TSX rules relating to security based compensation arrangements.  As well, the Plan limits the number of Common Shares issuable and issued under the Plan to insiders of the Company to 10% of the issued and outstanding Common Shares and limits the number of Common Shares issuable and issued under the Plan to non-executive directors of the Company to 0.25% of the issued and outstanding Common Shares.  These and all other amendments to the Plan are indicated by blacklining in the Amended Plan set forth in Schedule “E” to this Circular.  The Amended Plan also clarifies that amendments to the Plan involving a fundamental change to the Plan (e.g. an increase in the number of available common shares under the Plan or the repricing of options) would require approval by shareholders of the Company in order to become effective.

Shareholder Approval

At the Meeting, shareholders of the Company will be asked to consider, and if thought advisable, to pass a resolution approving the Amended Plan.  In order to be effective, this resolution must be approved by a majority of the votes cast by holders of common shares present or represented by proxy at the Meeting.

The text of the resolution approving the Amended Plan is as follows:

“Be it resolved that:

1.               The Amended Plan, as set forth in Schedule “E” to the Circular, be and is hereby approved.

2.               Any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do all such acts or things, as may be necessary or desirable to give effect to the foregoing.”

The Board of Directors recommends that shareholders of the Company vote for the resolution approving the Amended Plan.  Unless otherwise instructed by the shareholders, the shares represented by the proxies in the form enclosed herewith will be voted for the resolution approving the Amended Plan.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders.  The Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2006 at least 90 days before the anniversary date of the Notice of Meeting attached to this Management Proxy Circular.

CORPORATE DISCLOSURE DOCUMENTS

Copies of the Company’s most recent Annual Information Form, comparative financial statements for the financial years ended December 31, 2004 and 2003, together with the Auditors’ Report thereon, and this Management Proxy Circular are available without charge upon request to the Company.  Please send your request to:

IPSCO Inc.
650 Warrenville Road, Suite 500
Lisle, Illinois 60532
Attention:	Mr. John Comrie, Q.C.
Director of Trade Policy and Communications and Assistant Secretary
Fax: (630) 810-4602
Telephone: (630) 810-4800
Email: jcomrie@ipsco.com

The noted information and additional information about IPSCO is available on the Company’s website, www.ipsco.com, SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:

Chairman of the Board of Directors

IPSCO Inc.

650 Warrenville Road, Suite 500

Lisle, Illinois 60532

The Board of Directors of IPSCO Inc. has approved the contents and sending of this Management Proxy Circular.

/s/ David Sutherland

David Sutherland
President and Chief Executive Officer
March 3, 2005

SCHEDULE “A”

THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE CHARTER

I.                 Purpose of the Management Resources and Compensation Committee

The Board of Directors (the “Board”) of IPSCO Inc. (the “Corporation”) has constituted and established a Management Resources and Compensation Committee (the “Committee”) with the authority, duties and responsibilities described in this Management Resources and Compensation Committee Charter.

II.             Composition of Management Resources and Compensation Committee

The Committee shall be composed of three or more directors, one of whom shall serve as Chair of the Committee, as determined by the Board upon the recommendation of the Governance and Compliance Committee.  Each member of the Committee shall satisfy the independence requirements for directors under applicable securities law, rules, regulations and listing requirements.  Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy.  The members of the Committee may be removed by majority vote of the Board.  The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.

III.         Duties and Responsibilities of the Management Resources and Compensation Committee

The Committee shall have the following duties and responsibilities:

(a)                                  To recommend to the Board the names and persons to be appointed as the officers of the Corporation.

(b)                                 To review matters relating to the performance of the senior officers of the Corporation and, where applicable, succession planning for the senior offices of the Corporation and make recommendations to the Board in respect of such matters as may appear appropriate to the Committee.

(c)                                  To review and approve the corporate goals and objectives relevant to compensation of the Chief Executive Officer of the Corporation (“CEO”), evaluate the CEO’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation (either as a Committee or with other independent directors of the Corporation, as directed by the Board).  In determining the long-term incentive component of CEO compensation, the Committee will normally consider the Corporation’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the Corporation’s CEO in past years.

(d)                                 To approve compensation policies applicable to senior officers and other management personnel of the Corporation other than the CEO.

(e)                                  To approve the terms and administer all benefit, incentive and other compensation plans for senior officers and other personnel of the Corporation, including bonus, equity compensation and profit sharing plans, and any amendments thereto, as the Committee may deem appropriate.

(f)                                    To approve those officers, employees or classes of employees to be designated as eligible for participation in any benefit, incentive, or other compensation plan of the Corporation and the terms of such participation.

(g)                                 To arrange for the annual preparation and recommendation to the Board of the report on executive compensation required by applicable corporate and securities laws and regulations to be included in the Corporation’s annual management proxy circular or annual report to be filed with Canadian securities regulators and the U.S. Securities and Exchange Commission.

(h)                                 To review the terms and conditions of and administer all retirement plans of the Corporation (both pension plans and retirement savings plans), including oversight of the financial performance of the funds under such plans and making appropriate changes to fund management.

IV.        Meetings and Reports of the Management Resources and Compensation Committee

The Committee will meet as often as necessary to carry out its responsibilities.  Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

V.            Evaluation of the Management Resources and Compensation Committee

The Committee shall evaluate its performance on an annual basis.

VI.        Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and may retain, at the Corporation’s expense, such independent counsel or other advisors as it deems necessary.  The Committee shall have the sole authority to retain or terminate a compensation consultant to assist the Committee in carrying out its responsibilities, including sole authority to approve the consultant’s fees and other retention terms, such fees to be borne by the Corporation.

SCHEDULE “B”

THE GOVERNANCE AND COMPLIANCE COMMITTEE CHARTER

I.                 Organization of the Governance and Compliance Committee

The Board of Directors (the “Board”) of IPSCO Inc. (the “Corporation”) has constituted and established a Governance and Compliance Committee (the “Committee”) to be composed of three or more directors, one of whom shall serve as Chair of the Committee, as determined by the Board of Directors (the “Board”) from time to time.  Each member of the Committee shall satisfy the independence requirements for directors under applicable securities rules, regulations and listing requirements.  Each member of the Committee shall be elected annually to one-year terms by a majority vote of the Board.  Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following occurrence of the vacancy.  The members of the Committee may be removed by a majority vote of the independent directors of the Board then in office.  The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.

II.             Purpose of the Governance and Compliance Committee

The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements.  The Committee’s oversight role regarding compliance systems shall not include responsibility for the Corporation’s actual compliance with applicable laws and regulations.

III.         Duties and Responsibilities of the Governance and Compliance Committee

The Committee shall have the following duties and responsibilities:

A.            Governance

1.               To develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation, as set forth in the Corporation’s annual management proxy circular and to make recommendations to the Board with respect to all such matters.

2.               To assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

(a)                                  to consider the appropriate size of the Board;

(b)                                 to identify, either directly or with the assistance of a search firm, candidates for membership on the Board and review their qualifications;

(c)                                  to recommend to the Board criteria for the composition of the Board and the selection of directors;

(d)                                 to review succession planning issues with respect to the members of the Board and, upon the retirement of the Chair, make a recommendation to the Board with respect to the appointment of a new Chair;

(e)                                  to monitor the individual performance of members of the Board; and

(f)                                    to recommend to the Board candidates to fill vacancies occurring between annual meetings and to recommend nominees for election at annual meetings.

3.               To oversee the evaluation of, and report to the Board on, the performance of the Board as a whole, its committees and, in conjunction with the Management Resources and Compensation Committee, the management of the Corporation.

4.               To consider the mandates of the committees of the Board, selection and rotation of committee members and Chairs, and make recommendations to the Board in connection with the same.

5.               To consider the adequacy and the nature of the compensation to be paid to the members of the Board and make recommendations to the Board in connection with the same.

6.               To assess and report to the Board with respect to the new directors familiarization program of the Corporation.

B.            Compliance

1.               To review the policies, programs, and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:

(a)                                  environmental law

(b)                                 health and safety law

(c)                                  corporate and securities law

(d)                                 antitrust and competition law

(e)                                  regulation of employment practices

(f)                                    corporate policy on code of conduct and conflicts of interest

(g)                                 such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.

2.               To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.

IV.        Meetings and Reports of the Governance and Compliance Committee

The Committee will meet as often as necessary to carry out its responsibilities.  Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

V.            Outside Advisors

The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates.  The Committee also has sole authority to negotiate contracts with the search firm and to establish the fees payable to the search firm.  The Committee also has the authority to retain other professionals to assist it, as it deems necessary, and to establish the fees payable to such other professionals.

SCHEDULE “C”

THE AUDIT COMMITTEE CHARTER

I.                 Organization of the Audit Committee

The Audit Committee shall be comprised of three or more directors, one of whom shall serve as the Chair of the Committee, as determined by the Board of Directors (“Board”).  Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements, as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

The Audit Committee may form and delegate authority to subcommittees when appropriate.

II.             Purpose of the Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Corporation’s internal audit function and external auditors and (d) the adequacy of the Corporation’s internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight.  The members of the Audit Committee are not full-time employees of the Corporation and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of either the Audit Committee as a whole or any individual member thereof to conduct audits or investigations or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with either generally accepted accounting principles, any applicable rules and regulations, or the Company’s corporate policies and procedures.  These are the responsibilities of management and the external auditors.

III.         Meetings of the Audit Committee

The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall not be less than once in each quarter.  As part of its job to foster open communication, the Audit Committee shall meet periodically with management, the internal audit function and the external auditors (and, if appropriate, internal or external legal counsel) in separate sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately.  The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee and, in consultation with the other members of the Audit Committee, shall set the date and length of each meeting and the agenda of items to be addressed.

IV.        Duties and Responsibilities of the Audit Committee

The Audit Committee shall have the following specific duties and responsibilities:

A.            With Respect to External Auditors

1.                                       To have the sole authority and to be directly responsible for the appointment (subject to any required shareholder approvals), retention, compensation, and oversight of the work of the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.   Such responsibility shall include  (a) the review with the external auditors of any audit problems or difficulties and management’s response thereto and (b) the resolution of disagreements between management and the external auditors regarding financial reporting.  The Audit Committee shall consult with management but shall not delegate these responsibilities.

2.                                       To have the sole authority to review in advance, and grant any appropriate pre-approvals, of (a) all auditing services to be provided by the external auditors and (b) all non-audit services to be provided by the external auditors, as permitted by applicable law, and in connection therewith, to approve all related fees and other terms of engagement.  The Audit Committee shall also review and approve public disclosures in respect of such non-audit services that, under applicable law, are required to be set forth in periodic reports or other public filings or submissions.

3.                                       To review on an annual basis the performance of the external auditors.

4.                                       To obtain and review at least annually a report from the external auditors describing (a) the external auditors’ internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues, and (c) all relationships between the external auditors and the Corporation.

5.                                       To discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors and to satisfy itself as to the external auditors’ independence.

6.                                       To confirm that the lead audit partner and the audit partner responsible for reviewing the audit have not performed audit services for the Corporation for more than the five previous fiscal years.

7.                                       To review all reports required by Section 10A of the U.S. Securities Exchange Act (and any other applicable law) to be submitted to the Audit Committee by the external auditors.

8.                                       To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the external auditors for each upcoming year, including the proposed fees for such work.

B.            With Respect to the Annual Financial Statements, the Md&A And The AIF

1.                                       To review and discuss with management, the internal audit function and the external auditors the Corporation’s annual audited financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and to obtain an explanation from management of all significant variances between comparative reporting periods.

2.                                       To recommend to the Board, if appropriate, that the Corporation’s annual audited financial statements be included in (a) the Corporation’s Annual Information Form for filing with the Canadian securities commissions and (b) its annual report on Form 40-F for filing with the U.S. Securities and Exchange Commission.

3.                                       To prepare any reports required of the Audit Committee by applicable securities laws or stock exchange listing requirements or rules.

C.            With Respect to Interim Financial Statements

1.                                       To review and discuss with management, the internal audit function, and the external auditors (a) the Corporation’s quarterly financial statements, including disclosures made in “Management’s Discussion and Analysis” and (b) the external auditors’ review of the quarterly financial statements.  Such review and discussion shall be made prior to the submission of the quarterly financial statements to shareholders, regulatory authorities or the public.

2.                                       To approve the Corporation’s quarterly unaudited financial statements and quarterly disclosures made in Management’s Discussion and Analysis for filing with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

D.            With Respect to Annual Reviews

1.                                       To obtain and review an annual report from management relating to the accounting principles used in the preparation of the Corporation’s financial statements, including those policies for which management is required to exercise discretion or judgment regarding the implementation thereof.

E.              With Respect to Periodic Reviews

1.                                       To review with each of management, the external auditors, and the internal audit function (a) any significant disagreement between management and the external auditors or the internal audit function in connection with the preparation of the draft periodic financial statements, (b) any problems or difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

2.                                       To discuss periodically with the external auditors, without management being present, (a) their judgments about the quality and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in the Corporation’s financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements.

3.                                       To consider and approve, if appropriate, significant changes to the Corporation’s accounting principles and financial disclosure practices as suggested by the external auditors, management or the internal auditors, and to review with the independent auditors, management and the internal auditors, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Audit Committee, have been implemented.

4.                                       To review and discuss with management, the internal audit function, the external auditors, and, if appropriate, the Corporation’s internal or external legal counsel, any legal, regulatory, accounting standard or compliance matters that could have a significant impact on the Corporation’s financial statements.

F.              With Respect to Discussions with Management

1.                                       To review and discuss with management the Corporation’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

2.                                       To review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons, that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

3.                                       To review and discuss with management the Corporation’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, and to identify and assess the adequacy of policies and guidelines designed by management to address risk assessment and risk management.

4.                                       The Committee will review periodically with the Company’s General Counsel all legal and regulatory matters which may have a material effect on the Corporation’s financial statements.

G.            With Respect to the Internal Audit Function and Internal Controls

1.                                       To review, based upon the recommendation of the external auditors and the internal audit function, the scope and plan of the work to be done by the internal auditor.

2.                                       To review (a) reports of the internal auditor that have been submitted to the Audit Committee, (b) any management response thereto and (c) any subsequent follow-up to material weaknesses identified in (a) or (b).

3.                                       To review and consult with management with respect to the appointment and replacement of the Corporation’s internal auditors, and to review on an annual basis the performance of the internal audit function.

4.                                       To review in consultation with the external auditors and the internal audit function the adequacy of the Corporation’s internal control structure and procedures, and to discuss the responsibilities, budget and staffing needs of the internal audit function.

5.                                       To establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6.                                       To review (a) the internal control report required by applicable law to be prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting and (b) the external auditors’ attestation, and report, on the assessment made by management.

H.            With Respect to Other Matters

1.                                       To review and approve (a) any change or waiver in the Corporation’s Code of Business Conduct for officers and directors and (b) any public disclosure regarding such change or waiver.

2.                                       To establish a policy addressing the Corporation’s hiring of employees or former employees of the external auditors who are or were engaged on the Corporation’s account.

3.                                       To review the appointments of the Chief Financial Officer and other key financial executives from time to time involved in the financial reporting process.

4.                                       To review and reassess the adequacy of this Charter annually and recommend to the Board any changes considered appropriate by the Audit Committee.

5.                                       To review the performance of the Audit Committee annually.

6.                                       To report regularly to the Board on such matters as the Audit Committee considers appropriate.

7.                                       To perform any other activities consistent with this Charter, the Corporation’s by-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

8.                                       Although the Audit Committee is not required to conduct audits or investigations, it retains the discretion to do so if it deems it appropriate.  Such discretionary audits or investigations may be performed directly by one or more members of the Audit Committee or indirectly through outside consultants or members of management.

9.                                       To receive reports from time to time from the Chairman of the Management Disclosure Committee on Committee meetings and the CEO/CFO certification process.

V.            Outside Advisors

The Audit Committee shall have the authority to retain independent accounting, legal, and other consultants to advise the Audit Committee, as it determines necessary to carry out its duties. The Audit Committee may request any officer or employee of the Corporation, or the Corporation’s internal or external legal counsel or its external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall determine the extent of funding necessary for payment of compensation to the external auditors for the purpose of rendering or issuing the annual audit report or performing other audit, review or attest services and to any independent accounting, legal and other consultants retained to advise the Audit Committee or to conduct investigations or audits and once determined, such funds, including any ordinary administrative expenses that are necessary or appropriate in carrying out the Audit Committee duties, shall be made available by the Corporation.

SCHEDULE “D”

THE FINANCE COMMITTEE CHARTER

I.                                         Organization of the Finance Committee

The Board of Directors (the “Board”) of IPSCO Inc. (the “Company”) has constituted and established a Finance Committee (the “Committee”) to be composed of three or more directors, one of whom shall serve as the Chair of the Committee as determined by the Board from time to time.  Each member of the Committee shall be financially literate and shall satisfy the independence requirements for directors under applicable securities rules, regulations and listing requirements.  Each member of the Committee shall be elected annually to a one-year term by a majority vote of the Board.  Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following occurrence of the vacancy.  The members of the Committee may be removed by a majority vote of the independent Directors of the Board then in office.  The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.

II.                                     Purpose of the Finance Committee

The purpose of the Committee is to review, report and recommend to the Board on matters of (A) corporate finance and capitalization, (B) annual budget and capital expenditures, (C) risk management, (D) retirement plan fund administration, (E) management information systems and (F) investor relations.

III.                                 Duties and Responsibilities of the Finance Committee

The Committee shall have the following duties and responsibilities:

A.                                    Corporate Finance and Capitalization Policy

Review and make recommendations to the Board with respect to:

1.                                       long-term financial policy;

2.                                       matters of corporate finance, including the nature and amount of debt and equity;

3.                                       dividend policy and declaration of dividends for all classes of equity of the Company;

4.                                       changes to the Company’s Shareholder Rights Plan;

5.                                       issuance and repurchase of any securities;

6.                                       investment policy for the Company’s corporate cash investments; and

7.                                       policies relating to material expenditures, or assumptions of liability, outside of the ordinary course of business of the Company, including expenditures for acquisitions, joint ventures, divestitures, leasing transactions, third party loans and other similar transactions.

B.                                    Annual Operating Budget and Capital Expenditures

Review and make recommendations to the Board with respect to:

1.                                       annual operating budget and capital expenditures;

2.                                       maintenance and compliance capital expenditures in excess of $5 million, and other projects in excess of $1 million the total of which should not exceed the board approval, or such other thresholds as may from time to time be determined by the Board; and

3.                                       the post expenditure evaluation of major capital projects undertaken by the Company.

C.                                    Risk Management

Review and discuss the Corporation’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, and to identify and assess the adequacy of policies and guidelines designed by management to address risk assessment and risk management, as well as to assess and report to the Board with respect to all matters related to enterprise risk, including:

1.                                       insured risks and related insurance coverage;

2.                                       review policies regarding risk assessment and hedging programs; and

3.                                       enterprise risk including uninsured risks.

The Committee’s review shall be in addition to the responsibility of the Audit Committee to periodically review and discuss the Company’s guidelines and policies governing the process by which risk assessment and management is undertaken by the Company.

D.                                    Retirement Plan Fund Administration

Oversee the financial performance and management of the funds under the retirement plans of the Company (both pension plans and retirement savings plans) and review management’s proposals regarding changes to fund management.

Review, in conjunction with the Audit Committee, the financial and actuarial assumptions used for the determination of the future liabilities of the Company’s retirement plans.

The Committee’s oversight shall be in addition to the responsibility of the Management Resources and Compensation Committee to review the terms and conditions of and administer all retirement plans of the Company (both pension plans and retirement savings plans).

E.                                      Management Information Systems

Review and assess the adequacy of the Company’s information systems including hardware, operating and financial software, enterprise resource planning and technological obsolescence.

The Committee shall report its conclusions and recommendations to the Board, as appropriate.

F.                                      Investor Relations

Oversee the performance of the Company’s investor relations program.

IV.                                Meetings and Reports of the Finance Committee

The Committee will meet as often as necessary, but at least annually, to carry out its responsibilities.  Reports of the meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee.

V.                                    Evaluation of the Finance Committee

The Committee shall evaluate its performance on an annual basis.

VI.                                Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and may retain, at the Company’s expense, such independent counsel or other advisors as it deems necessary.  The Committee shall have the sole authority to retain or terminate a consultant to assist the Committee in carrying out its responsibilities, including sole authority to approve the consultant’s fees and other retention terms, such fees to be borne by the Company.

SCHEDULE “E”

PROPOSED INCENTIVE SHARE PLAN

IPSCO INC.

INCENTIVE SHARE ~~OPTION~~ PLAN
(amended and restated as of ~~February 27, 2002~~March 3, 2005)

1.                                      Purpose of the Plan

The purpose of the Incentive Share Option Plan (the “Plan”) is to assist Ipsco Inc. (the “Corporation”) and its Subsidiaries in attracting, retaining and motivating individuals of outstanding ability by offering stock-based incentive rewards.  The Plan is intended to motivate and reward individuals who contribute to the Corporation’s profitability and to give those individuals a proprietary interest in the Corporation’s growth and financial success.

2.                                      Definitions

As used in the Plan, the following words shall have the following meanings:

(a)                                  “affiliate”has the meaning assigned by the Securities Act.

~~(a)~~(b)                   “associate” has the meaning assigned by the Securities Act ~~(Ontario), as amended from time to time~~.

~~(b)~~(c)                   “Award” means an award granted to any Participant in accordance with the provisions of the Plan in the form of Stock Options, Restricted Shares or Performance Units, or any combination of the foregoing.

~~(c)~~(d)                   “Award Agreement” has the meaning ascribed thereto in Section 6(b).

~~(d)~~(e)                   “Beneficiary” means the beneficiary or beneficiaries designated pursuant to Section 11 of the Plan to receive, upon the death of a Participant, Awards of Stock Options, Restricted Shares or Performance Units issued or payable to the Participant under the Plan.

~~(e)~~(f)                      “Board of Directors” means the Board of Directors of the Corporation.

~~(f)~~(g)                     “Committee” means the committee described in Section 4 of the Plan.

~~(g)~~(h)                  “Common Shares” means the Common Shares ~~(without par value)~~ of the Corporation.

~~(h)~~(i)                      “Corporation” means ~~Ipsco~~ IPSCO Inc. and its successors and assigns.

~~(i)~~(j)                          “date of ceasing to be an officer or employee” or “date of termination of service” and all such similar expressions mean the last date of active employment of the officer or employee and for the purposes of this Plan:

(i)                                     any period after the date on which an officer or employee has received a notice of termination of employment; or

(ii)                                  any period during which an officer or employee is in receipt of or eligible to receive severance pay or compensation in lieu of notice,

is deemed to be after the date of termination of employment.

~~(j)~~(k)                       “Disability” has the meaning ascribed thereto in Section 7(j)(i).

~~(k)~~(l)                       “Eligible Director” means a person who is a “non-employee director” within the meaning of Rule 16-b3 under the Exchange Act, or a person meeting any similar requirement under any successor rule or regulation.

~~(l)~~(m)                    “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

~~(m)~~(n)                “Exercise Price” means the price at which a holder of a Stock Option may purchase the Common Shares issuable upon exercise of the Stock Option.

~~(n)~~(o)                  “Fair Market Value” means, as of any date, the last sale price per share of a board lot of the Common Shares on ~~The~~ the Toronto Stock Exchange (the “TSE”) for such date, or if there was no such sale price reported for such date, the price on the next preceding date on which there was such a sale reported.

~~(o)~~(p)                  “insider” ~~of the Corporation means:~~has the meaning assigned by the Securities Act and also includes associates and affiliates of an insider for only includes a director or senior officer of a Subsidiary or an affiliate of the Corporation if such director or senior officer (a) in the ordinary course receives or has access to information as to material facts or material changes concerning the Corporation before the material facts or materials changes are generally disclosed; (b) is a director or senior officer of a Major Subsidiary of the Corporation; or (c) is an insider of the Corporation in a capacity other than as a director or senior officer of the Subsidiary or affiliate.

~~(i)                                     an insider as defined in the Securities Act (Ontario), as amended from time to time, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and~~

~~(i)                                     an associate of any person who is an insider by virtue of Section 2(n)(i) hereof.~~

(q)                                 “Major Subsidiary” has the meaning assigned by Canadian Securities Administrators’ National Instrument 55-101 — “Exemption from Certain Insider Reporting Requirements,” as amended.

~~(p)~~(r)                     “outstanding issue” means the number of common shares of the Company issued and outstanding on a non-diluted basis.

~~(q)~~(s)                   “Participant” has the meaning ascribed thereto in Section 5.

~~(r)~~(t)                        “Performance Objective” has the meaning ascribed thereto in Section 9(a).

~~(s)~~(u)                   “Performance Period” has the meaning ascribed thereto in Section 9(a).

~~(t)~~(v)                     “Performance Unit” means a performance unit awarded under Section 9 of the Plan.

~~(u)~~(w)                “reserved for issuance” refers to shares which may be issued in the future upon the exercise of Stock Options which have been granted (shares are considered “reserved for issuance” commencing when the Stock Options are granted, regardless of when they can be exercised).

~~(v)~~(x)                    “Restricted Shares” means one or more Common Shares awarded under Section 8 of the Plan, subject to such restrictions as the Committee deems appropriate or desirable.

~~(w)~~(y)                “Restriction Period” has the meaning ascribed thereto in Section 8(a).

~~(x)~~(z)                      “Retirement” has the meaning ascribed thereto in Section 7(j)(ii).

(aa)                            “Securities Act” means the Securities Act (Ontario), as amended.

~~(y)~~(bb)           “Stock Option” means a stock option awarded under Section 7 of the Plan.

~~(z)~~(cc)               “Stock Option Agreement” means an Award Agreement relating to Stock Options.

~~(aa)~~(dd)      “Subsidiary” means a subsidiary of the Corporation within the meaning of the Canada Business Corporations Act.

3.                                      Shares Subject to the Plan

(a)           Since the inception of the Plan, a maximum of ~~Five~~ Six Million ~~Five~~ One Hundred Seventy-Five Thousand (~~5,575,000~~6,175,000) Common Shares have been authorized for issuance under and in accordance with the Plan.  As at ~~February 27, 2002~~March 3, 2005, ~~One~~ Four Million ~~Six~~ Three Hundred ~~Seventy-Two~~ Eighty-Four Thousand~~Thousand Four~~  Eight Hundred ~~Eighty-Seven~~ Twenty-Seven (~~1,672,487~~4,384,827) of such Common Shares have been issued and ~~Three Million Two~~ Nine Hundred ~~Eighty-Five~~ Fourteen Thousand ~~Nine Hundred Fifty-Five~~ Three Hundred Fifty-Four (~~3,285,955~~914,354) Common Shares are issuable upon the exercise of all currently outstanding Stock Options and Performance Units, and ~~Six~~ Eight Hundred ~~Sixteen~~ Seventy-Five Thousand ~~Five~~ Eight Hundred ~~Fifty-Eight~~ Nineteen (~~616,558~~875,819) Common Shares are available for issuance in connection with subsequent grants of Awards.  ~~Of the 616,558 Common Shares available for issuance, no more than 20% or 123,312 Common Shares may be awarded as Restricted Shares or Performance Units and the balance, if awarded, must be awarded as Stock Options.~~  No fractional common shares may be purchased or issued under the Plan.  If any Stock Option expires unexercised or is terminated, surrender or cancelled without being exercised in whole or in part for any reason, or any Performance Units payable in Common Shares or Restricted Shares are forfeited, then the number of Common Shares issued or issuable, as applicable, under such forfeited, terminated or expired Awards shall again become available for award under the Plan.

(b)           In no event shall the aggregate number of Common Shares reserved for issuance under the Plan for any one person exceed ~~five~~ two percent (~~5~~2%) of the issued and outstanding ~~issue~~Common Shares.

(c)           In no event shall:

(i)                                     the number of Common Shares ~~reserved for issuance~~ issuable and issued pursuant to this Plan and when combined with any other security based compensation arrangement of the Corporation ~~Stock Options granted to~~ insiders exceed 10% of the issued and outstanding ~~issue~~Common Shares;

~~(ii)                                  the number of Common Shares issued to insiders pursuant to this Plan, within a one-year period, exceed 10% of the outstanding issue;~~

~~(iii)~~(ii)                 the number of Common Shares ~~issued~~ issuable to any one insider ~~and such insider's associates pursuant to this Plan, within a one-year period,~~ exceed ~~5~~2% of the total issued and outstanding ~~issue~~Common Shares; and

~~(iv)~~(iii)             ~~at any time after April 18, 2001, more than 10,000 Stock Options be granted to any director of the Corporation who is not also an employee of the Corporation or any of its Subsidiaries upon such person first becoming a director, or more than 5,000 Stock Options be granted to each such director in each one-year period thereafter (such numbers of Stock Options being subject to adjustment on the same basis as any adjustment is made to the number of Common Shares available for issuance under the Plan pursuant to Section 13 hereof); or~~the number of Common Shares issuable and issued under the Plan to non-employee members of the Board of Directors exceed 0.25% of the issued and outstanding Common Shares of the Corporation,

~~(v)                                 at any time after April 18, 2001, Awards that could result in the issuance of more than 10,000 Common Shares be granted to any director of the Corporation who is not also an employee of the Corporation or any of its Subsidiaries upon such person first becoming a director, or Awards that could result in the issuance of more than 5,000 Common Shares be granted to each such director in each one-year period thereafter (such numbers of Common Shares being subject to adjustment on the basis described in Section 13 hereof),~~

without obtaining the approval of a majority of the votes cast at a shareholders’ meeting ~~(excluding the votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the Plan and associates of such persons)~~.

4.                                      Administration of the Plan

(a)   The Plan shall be administered by the Board of Directors which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan.  The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it hereunder to the Management Resources and Compensation Committee or such other committee of directors of the Company as the Board of Directors may designate (the “Committee”) and upon such delegation, the Committee, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan.  The directors of the Company may fully participate in voting and in other deliberations or proceedings of the Board of Directors in respect of the Plan, notwithstanding: (i) the eligibility of the directors to participate in the Plan; and (ii) that the directors may hold Stock Options granted pursuant to the Plan.  On and after the time that the Corporation ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, unless the Board of Directors is acting as the Committee or the Board of Directors specifically determines otherwise, each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director, provided that the mere fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee which Award is otherwise validly made under the Plan.

(b)   The Committee shall have full power, discretion and authority to interpret, construe and administer the Plan and any part thereof and to make and amend rules for carrying out the Plan, and its interpretations and constructions thereof and actions taken thereunder shall be, except as otherwise determined by the Board of Directors, final, conclusive and binding on all persons for all purposes.

(c)   The Committee’s decisions and determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

(d)   The Committee may adopt its own rules of procedure and the action of a majority of the Committee, taken at a meeting or taken without a meeting by a writing signed by such majority, shall constitute action by the Committee.

5.                                      Eligibility

Awards may be granted under the Plan to such directors and full-time or part-time officers and employees of the Corporation and its Subsidiaries as the Committee may from time to time designate as participants (the “Participants”) under the Plan.

6.                                      Grant of Awards and Award Agreements

(a)   Subject to the provisions of the Plan and applicable law, the Committee shall (i) determine and designate from time to time those Participants or groups of Participants to whom Awards are to be granted; (ii)

determine the form or forms of Award to be granted to any Participant; (iii) determine the amount or number of Stock Options, Restricted Shares or Performance Units subject to each Award; and (iv) determine the terms and conditions of each Award.

(b)   Each Award granted under the Plan shall be evidenced by a written award agreement (“Award Agreement”).  The Award Agreement shall be subject to and incorporate the express terms and conditions, if any, required under the Plan or otherwise provided by the Committee.  Subject to Section 6(c), such terms may, at the discretion of the Committee, include provisions to the effect that upon a change of control, conditions or restrictions applicable to some or all of the Stock Options, Restricted Shares or Performance Units shall be waived in whole or in part and the vesting of all or some of the Stock Options, Restricted Shares or Performance Units shall be accelerated.

(c)   All Awards that may involve the issuance of Shares in settlement of the Award shall have a minimum vesting period of one year following the grant of the Award.

7.                                      Terms of Stock Options

All Stock Options shall be granted upon and subject to the terms and conditions hereinafter set forth.

(a)   Exercise Price.  The exercise price for each Common Share pursuant to the exercise of a Stock Option shall be as determined by the Committee, but shall in no event be less than one hundred percent (100%) of the last sale price per share of a board lot of the Common Shares on The Toronto Stock Exchange on the last business day on which there was a trade of a board lot, prior to the day the Stock Option is granted to such Participant.

(b)   Vesting. Subject to Section 6(c), the Stock Options shall vest and become exercisable in accordance with the terms and conditions determined by the Committee at the time of the grant as set out in the Stock Option Agreement.

(c)   Length of Grant.  Any Stock Options granted shall expire not later than the tenth anniversary of the date such Stock Options were granted.

(d)   Non-Assignability of Stock Options.  Subject to Section 11, Stock Options shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument, the laws of succession or other laws of general application and may be exercisable during the lifetime of the Participant only by such Participant.

(e)   Right to Postpone Exercise.  Each Participant, upon becoming entitled to exercise a Stock Option in respect of any Common Shares in accordance with the Stock Option Agreement, shall thereafter be entitled to exercise the Stock Option to purchase any such Common Shares at any time prior to the expiration or other termination of the Stock Option Agreement or the Stock Option rights granted thereunder in accordance with the Plan or Stock Option Agreement.

(f)    Exercise of Payment.  Any Stock Option may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of Common Shares in respect of which such Stock Option is being exercised, accompanied by payment (by certified cheque, bank draft or other instrument acceptable to the Corporation, to be payable to the Corporation) of the entire exercise price (determined in accordance with the Stock Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of a Stock Option by a Participant the Corporation shall cause the transfer agent of Common Shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g)   Rights of Participants.  The Participants shall have no rights whatsoever as shareholders in respect of any of the Common Shares subject to the Stock Option (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Common Shares in respect of which Participants have exercised their Stock Option to purchase and which have been issued by the Corporation.

(h)   Third Party Offer.  If at any time when a Stock Option remains unexercised with respect to any Common Shares, a general offer to purchase all of the issued shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the Stock Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

(i)    Termination.  If a Participant is dismissed as an officer or employee by the Corporation or any of its subsidiaries for cause, all unexercised Stock Options of that Participant under the Plan shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Option granted to such Participant under the Plan.

(j)    Disability or Retirement.  If a Participant ceases to be an employee (and if such Participant is an officer, such  Participant ceases to be an officer) of the Corporation (and, if such Participant is an employee or officer of any Subsidiary of the Corporation, such Participant also ceases to be an  employee or officer of any such Subsidiary) as a result of:

(i)                                     disability or illness preventing the Participant from performing the duties routinely performed by such Participant (“Disability”);

(ii)                                  retirement at the normal retirement age prescribed by the Corporation pension plan of which the Participant is a member (“Retirement”); or

(iii)                               such other circumstances as may be approved by the Committee,

such Participant shall have the right for a period of three (3) years (or until the normal expiry date of any Stock Options of such Participant if earlier) from the date of ceasing to be an officer or employee to exercise any unexpired Stock Options to the extent they were exercisable on the date of ceasing to be an officer or employee.  Upon the expiration of such three (3) year period (or such shorter period, if applicable), all unexercised Stock Options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Options granted to such Participant. This Section 7(j) shall not apply to any officer or employee that is a director of the Corporation or any of its subsidiaries after the time that such officer or employee ceases to be an officer or employee of the Corporation and of its subsidiaries.

(k)   Deceased Participant.  In the event of the death of any Participant (other than a director of the Corporation or any of its subsidiaries who is not an officer or employee of the Corporation or any of its subsidiaries), the legal representative of such deceased Participant shall have the right for a period of three (3) years (or until the normal expiry date of any Stock Options of such deceased Participant if earlier) from the date of death of such deceased Participant to exercise any unexpired Stock Options of such deceased Participant to the extent they were exercisable on the date of death.  Upon the expiration of such three (3) year period (or such shorter period, if applicable), all unexercised Stock Options of such deceased Participant shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Options granted to such deceased Participant under the Plan.

In the event of the death of any Participant who is a director of the Corporation or any of its Subsidiaries and who is not an officer or employee of the Corporation or any of its subsidiaries, the legal representative of such deceased Participant shall have the right for a period of one (1) year (or until the normal expiry date of any Stock Options of such deceased Participant if earlier) from the date of death of such deceased Participant to exercise any unexpired Stock Options of such deceased Participant to the extent they were exercisable on the date of death.  Upon the expiration of such one (1) year period (or such shorter period, if applicable), all unexercised Stock Options of such deceased Participant shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Options granted to such deceased Participant under the Plan.

(l)    Other Termination.  If a Participant ceases to be an employee (and if such Participant is an officer, such Participant ceases to be an officer) of the Corporation (and, if such Participant is an employee or officer of any Subsidiary of the Corporation, such Participant also ceases to be an employee or officer of any such Subsidiary) for a reason other than those specified in Section 7(i), 7(j) or 7(k) hereof, such Participant shall have the right for a period of sixty (60) days (or until the normal expiry date of any Stock Options of such Participant if earlier) from the date of ceasing to be an officer or employee to exercise any unexpired Stock Options to the extent they were exercisable on the date of ceasing to be an officer or employee.  Upon the expiration of such sixty (60) day period (or such shorter period, if applicable), all unexercised Stock Options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Options granted to such Participant under the Plan.  This Section 7(l) shall not apply to any officer or employee that is a director of the Corporation or any of its Subsidiaries after the time that such officer or employee ceases to be an officer or employee of the Corporation and its Subsidiaries.

(m)  Ceasing to be a Director.  If a Participant ceases to be a director (and, if such Participant is a director of any of the subsidiaries of the Corporation, such Participant also ceases to be a director of any such Subsidiary) of the Corporation for any reason other than as specified in Section 6(k) hereof, such Participant shall have the right for a period of one (1) year (or until the normal expiry date of the Stock Option rights of such Participant if earlier) from the date of ceasing to be a director to exercise any outstanding Stock Options to the extent they were exercisable on the date of ceasing to be a director of the Corporation and its Subsidiaries.  Upon the expiration of such one (1) year period (or such shorter period, if applicable), all unexercised Stock Options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of any Stock Options granted to such Participant under the Plan.  This Section 7(m) shall not apply to any director of the Corporation or any of its Subsidiaries that is an officer or employee of the Corporation or any of its Subsidiaries after the time such person ceases to be a director of the Corporation and its Subsidiaries.

(n)   Discretion to Extend Exercise Period.  In the case of any Stock Option Agreement in respect of Stock Options which have been granted previously and are outstanding and which are held by any Participant (other than a director of the Company or any of its subsidiaries who is not an officer or employee of the Company or any of its subsidiaries), the Board of Directors shall have the authority to determine in its sole discretion to extend any exercise period of one (1) year that is specified in such Stock Option Agreement to apply following Disability, Retirement, other special circumstances, or the death of the Participant as described in sections 7(j) and 7(k) herein, by up to an additional two (2) years (or until the normal expiry date of the Stock Option if earlier).

8.                                      Restricted Shares

(a)   Restricted Shares shall be subject to a restriction period (after which restrictions shall lapse), which period shall be determined by the Committee at its sole discretion (the “Restriction Period”) provided that the Restriction Period shall not be less than one year. The Committee may provide for the lapse of restrictions in installments where deemed appropriate. The Committee may, at its discretion, provide that the Restricted Shares shall be subject to Performance Objectives (as such term is defined in Section 9).

(b)   Except when the Committee determines otherwise pursuant to Section 8(d), if a Participant terminates employment with the Corporation and all Subsidiaries for any reason before the expiration of the Restriction Period or the achievement of the specified Performance Objectives, if any, all Restricted Shares still subject to restriction shall be forfeited by the Participant and shall be reacquired by the Corporation.

(c)   Except as otherwise provided in this Section 8, no Restricted Shares received by a Participant shall be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period.

(d)   Subject to the minimum Restriction Period of one year, in cases of death, Disability or Retirement of a Participant or other special circumstances, the Committee may, in its sole discretion when it finds that a waiver would be in the best interests of the Corporation, elect to waive any or all remaining restrictions or extend the Restriction Period applicable to the Restricted Shares held by that Participant.

(e)   The Committee may require, under such terms and conditions as it deems appropriate or desirable, that the certificates for Restricted Shares delivered under the Plan may be held in custody by a bank or other institution, or that the Corporation may itself hold such shares in custody until the Restriction Period expires or until restrictions thereon otherwise lapse, and may require, as a condition of any Award of Restricted Shares that the Participant shall have delivered a stock power endorsed in blank relating to the Restricted Shares.

(f)    Nothing in this Section 8 shall preclude a Participant from exchanging any Restricted Shares subject to the restrictions contained herein for other Common Shares that are similarly restricted.

(g)   Subject to Section 8(e) and Section 10, each Participant entitled to receive Restricted Shares under the Plan shall be issued a certificate for such shares. Such certificate shall be registered in the name of the Participant, and shall bear an appropriate legend reciting the terms, conditions and restrictions, if any, applicable to such Award and shall be subject to appropriate stop-transfer orders.

(h)   Except for the restrictions on Restricted Shares under this Section 8, each Participant who receives Restricted Shares shall have the rights of a shareholder with respect to such shares, including the right to vote the shares and receive dividends and other distributions.

9.                                      Performance Units

(a)   Subject to the provisions of the Plan, the Committee shall (i) determine and designate from time to time those Participants or groups of Participants to whom Awards of Performance Units are to be made; (ii) determine the Performance Period (the “Performance Period”) and Performance Objectives (the “Performance Objectives”) applicable to such Awards; (iii) determine the form of settlement of a Performance Unit pursuant to Section 9(f); and (iv) generally determine the terms and conditions of each such Award.  The Award Agreement covering such Performance Units shall specify a value for each Performance Unit or a formula for determining the value of each Performance Unit at the time of settlement.

(b)   The Committee shall determine a Performance Period at its sole discretion, provided that the Performance Period for any Award that may involve the issuance of Shares shall not be less than one year.  Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Units for which different Performance Periods are prescribed.

(c)   The Committee shall determine the Performance Objectives of Awards of Performance Units. Performance Objectives may vary from Participant to Participant and between groups of Participants and shall be based upon such performance criteria or combination of factors as the Committee may deem appropriate, including, but not limited to, minimum earnings, earnings per share, earnings growth, earnings per share growth, return on equity or share price appreciation. If during the course of a Performance Period, there shall occur significant events that the Committee expects to have a substantial effect on the applicable Performance Objectives during such period, the Committee may revise such Performance Objectives.

(d)   At the beginning of a Performance Period, the Committee shall determine for each Participant or group of Participants the number of Performance Units in respect of which the Participant or member of the group of Participants shall be entitled to payment if the applicable Performance Objectives are met in whole or in part during the Performance Period.

(e)   If a Participant terminates service with the Corporation and all Subsidiaries during a Performance Period because of death, Disability, Retirement, or under other circumstances where the Committee in its sole discretion finds that a waiver would be in the best interests of the Corporation, that Participant may, as determined by the Committee, be entitled to a payment in respect of an Award of Performance Units at the end of the Performance Period based upon the extent to which the Performance Objectives were satisfied during such period, and such other factors as the Committee deems relevant, and, if the Committee deems appropriate, prorated for the portion of the Performance Period during which the Participant was employed by the Corporation or any Subsidiary, provided, however, the Committee may provide for an earlier payment in settlement of such Performance Units in such amount and under such terms and conditions as the Committee deems appropriate or desirable; or alternatively, the Committee may extend the Performance Period for such Participant.  If a Participant terminates service with the Corporation and all Subsidiaries during a Performance Period for any reason, other than death, Disability or

Retirement, then such Participant shall not be entitled to any payment in respect of an Award of Performance Units for that Performance Period unless the Committee shall otherwise determine.

(f)    Each payment in respect of an Award of a Performance Unit to which a Participant becomes entitled upon satisfying the applicable Performance Objectives during the Performance Period shall be settled in whole Common Shares, or cash, or a combination of Common Shares and cash either as a lump sum payment or in annual installments, all as the Committee shall determine, with payment to commence as soon as practicable after satisfaction of the relevant Performance Objective or at the end of the relevant Performance Period as set out in the Award Agreement.

(g)   Where Common Shares are issued in settlement of Performance Units, such shares shall be valued at their Fair Market Value on the date the relevant Performance Objective is achieved or on the last day of the relevant Performance Period as set out in the Award Agreement and the value of the Performance Units to which the Participant is entitled shall be divided by such Fair Market Value of a common Share in order to determine the number of Common Shares to which the Participant is entitled in settlement of such Performance Units.

(h)   No Participant awarded a Performance Unit shall have any right as a shareholder with respect to any shares covered by the Award prior to the date such shares have been recorded on the Corporation’s official shareholder records as having been issued or transferred to the Participant.

10.                               Certificates for Common Shares

(a)   The Corporation shall not be required to issue or deliver any certificates for Common Shares pursuant to any Award prior to: (i) the listing of such shares on any stock exchange on which the Common Shares may then be listed; and (ii) the completion of any registration or qualification of such shares under any Canadian or United States federal, provincial or state law, or any ruling or regulation of any government body which the Corporation shall, in its sole discretion, determine to be necessary or advisable or the Corporation being satisfied that appropriate exemptions are available.

(b)   All certificates for Common Shares delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of applicable securities regulatory authorities, any stock exchange upon which the Common Shares are then listed and any applicable federal, state or local securities laws, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

11.                               Beneficiary Designation

(a)   Each Participant may file with the Corporation a written designation of one or more persons as the Beneficiary or Beneficiaries who shall be entitled upon the Participant’s death to receive the benefits of any Award payable or granted to the Participant under the Plan.  Subject to the requirements of law, a Participant may from time to time revoke or change the Beneficiary designation without the consent of any prior Beneficiary by filing a new designation with the Corporation. The last such designation received by the Corporation shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Corporation prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt.

(b)   If no such Beneficiary designation is in effect at the time of a Participant’s death, or if no designated Beneficiary survives the Participant or if such designation conflicts with applicable law, the Participant’s estate shall be entitled to receive the benefits of any Award held by the Participant, as such benefits are determined in accordance with this Plan, upon the Participant’s death. If the Committee is in doubt as to the right of any person to receive the benefits of such Award, the Corporation may retain such benefits, without liability for any interest thereon, until the Committee determines the rights thereto, or the Corporation may pay such benefits into any court of appropriate jurisdiction and such payment shall be a complete discharge of the liability of the Corporation therefor.

12.                               Transfers and Leaves of Absence

Solely for the purposes of the Plan: (a) a transfer of a Participant’s employment without an intervening period from the Corporation to a Subsidiary or vice versa, or from one Subsidiary to another, shall not be deemed a termination of employment; and (b) a Participant who is granted in writing a leave of absence in accordance with the applicable policies of the Corporation shall be deemed to have remained in the employ of the Corporation or a Subsidiary, as the case may be, during such leave of absence.

13.                               Stock Adjustments

In the event of a share dividend, share split, issuance of shares or instruments convertible into shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Committee may make such adjustment, if any, of the number of Common Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Committee subject to obtaining all necessary regulatory approvals.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation for those in another company is imminent, the Committee may, in a fair and equitable manner, determine the manner in which all unexercised Stock Option rights and other Awards granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such exercise or waiving conditions or restrictions on such Awards in whole or in part.  The determination by the Committee as to the terms of any of the foregoing adjustments shall be conclusive and binding.

14.                               Withholding

The Corporation shall have the right to deduct from any cash payment made under the Plan any federal, provincial, state or other taxes required by law to be withheld with respect to such payment.  It shall be a condition to the obligation of the Corporation to deliver Common Shares upon the exercise of any Stock Option, upon payment of a Performance Unit or upon delivery of Restricted Shares that the Participant pay to the Corporation such amount as may be requested by the Corporation for the purpose of satisfying any liability for such withholding taxes. Any Award Agreement may provide that the Participant may elect, in accordance with any conditions set forth in such Award Agreement, to pay a portion or all of such withholding taxes in Common Shares in such manner as the Corporation may specify.

15.                               Amendment and Termination

(a)   Subject to paragraph (b), ~~The~~ the Committee may amend, suspend, or discontinue the Plan at any time, provided that all necessary regulatory approvals are obtained and no such action shall adversely affect any Awards already granted to a Participant without the consent of that Participant, except to the extent, if any, provided in the Plan or in the Award.  If any law, agreement or exchange on which Common Shares of the Corporation are traded requires shareholder approval for an amendment to become effective, no such amendment shall become effective unless approved by vote of the Corporation’s shareholders.

(b)   Notwithstanding paragraph (a), any amendment to the Plan involving a fundamental change to the Plan shall become effective only upon approval by vote at a meeting of shareholders of the Corporation.  For greater certainty, an amendment involving a fundamental change to the Plan includes an amendment which may lead to significant dilution in the number of the Corporation’s outstanding Common Shares or may provide additional benefits to eligible insider participants, such as (i) any amendment involving an increase in the maximum number of Common Shares issuable under the Plan; (ii) any amendment involving a change to the eligible participants which would have the potential of broadening or increasing insider participation; (iii) any amendment involving the addition of any form of financial assistance; (iv) any amendment involving the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying Common Shares; and (v) any amendment involving a reduction in the pricing of an option, restricted share or performance unit, other than in connection with a Common Share split, subdivision or other similar Common Share reorganization.  Amendments to the Plan involving, (x) any amendment of an administrative or a “housekeeping” nature; (y) any amendment involving a change in the vesting provisions under the Plan; and (z) an amendment involving a change to the termination provisions to the Plan which does not entail an extension beyond the original expiry date, may be made by the Committee in accordance with paragraph (a).

16.                               Effective Date

This amendment and restatement of the Plan shall be effective as of ~~February 27, 2002~~March 3, 2005, subject to its approval by the shareholders of the Corporation. No Restricted Shares or Common Shares in payment of Performance Units may be issued under the Plan until such shareholder approval is obtained.  If shareholder approval is not obtained, the Incentive Share Option Plan, in its form prior to this amendment and restatement, shall continue in effect. Stock Options granted prior to ~~February 27, 2002~~ March 3, 2005 shall continue to be governed by the terms and conditions in effect immediately prior to this amendment and restatement of the Plan.

IPSCO Inc.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on April 28, 2005

Notes to Proxy

1.              Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.               This proxy should be signed in the exact manner as the name appears on the proxy.

4.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.              The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below.

To Vote Using the Telephone (Only Available Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. • Proxy Instructions must be received by 4:30 pm, Central Time, April 26, 2005.	• Go to the following web site: www.computershare.com/ca/proxy • Proxy Instructions must be received by 4:30 pm, Central Time, April 26, 2005

•                  You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 4:30 p.m., Central Time, on Tuesday April 26, 2005.

0071XB

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of IPSCO Inc. hereby appoint: BURTON JOYCE, the Chairman of the Board, or failing him DAVID SUTHERLAND, the President and Chief Executive Officer, or failing him LESLIE LEDERER, Vice President, General Counsel and Secretary

Print the name of the person you are appointing if this person is someone other than Messrs Joyce, Sutherland or Lederer.

OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of IPSCO Inc. to be held at Turvey Centre in Regina, Saskatchewan on April 28th, 2005 at 9:00 a.m. and at any adjournment thereof.

Election of Directors

1. The nominees proposed by Management are named in the Management Proxy Circular.

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FOR all nominees:	w	☐

WITHHOLD vote for all nominees:	w	☐

Appointment of Auditors

2. Appointment of Ernst & Young LLP as auditor of the Corporation at a remuneration to be fixed by the Directors	FOR w	☐	WITHHOLD w	☐

Resolution

3. To approve the amended incentive Share Option Plan attached to the Management Proxy Circular as Schedule E.	FOR w	☐	AGAINST w	☐

Management recommends a vote FOR the above resolutions. Please read the resolution in full in the accompanying Management Proxy Circular.

4. To transact all such matters or business as may properly come before the meeting or any adjournment thereof.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports		Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

0071YD